09012224

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009
Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes___ No_X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes_X__No___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the unaudited financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the six months ended June 30, 2009.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

TO JUNIO 30 OF 2009 AND 2008

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	**TOTAL ASSETS**	**1,320,496,342**	**100**	**1,292,962,085**	**100**
s02	**CURRENT ASSETS**	**407,195,660**	**31**	**431,470,445**	**33**
s03	CASH AND AVAILABLE INVESTMENTS	157,422,431	12	121,574,343	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	66,169,873	5	100,735,513	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	106,357,818	8	92,646,016	7
s06	INVENTORIES	77,245,538	6	116,514,573	9
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	**LONG-TERM**	**10,508,468**	**1**	**34,242,774**	**3**
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENTS IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	10,508,468	1	34,242,774	3
s11	OTHER INVESTMENTS	0	0	0	0
s12	**PROPERTY, PLANT AND EQUIPMENT (NET)**	**892,467,605**	**68**	**817,200,896**	**63**
s13	LAND AND BUILDINGS	708,396,108	54	588,260,476	45
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	912,202,840	69	899,560,109	70
s15	OTHER EQUIPMENT	56,308,531	4	50,763,521	4
s16	ACCUMULATED DEPRECIATION	888,765,869	67	807,148,580	62
s17	CONSTRUCTION IN PROGRESS	104,325,995	8	85,765,370	7
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**10,324,609**	**1**	**10,047,970**	**1**
s19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
s20	**TOTAL LIABILITIES**	**1,315,999,485**	**100**	**1,165,341,703**	**100**
s21	**CURRENT LIABILITIES**	**227,648,367**	**17**	**229,227,283**	**20**
s22	SUPPLIERS	38,841,790	3	34,410,099	3
s23	BANK LOANS	28,439,018	2	64,537,108	6
s24	STOCK MARKET LOANS	73,480,325	6	19,678,396	2
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	46,138,700	4	76,119,882	7
s26	OTHER CURRENT LIABILITIES WITHOUT COST	40,748,534	3	34,481,798	3
s27	**LONG-TERM LIABILITIES**	**516,602,354**	**39**	**419,101,018**	**36**
s28	BANK LOANS	208,552,049	16	136,815,349	12
s29	STOCK MARKET LOANS	308,050,305	23	282,285,669	24
s30	OTHER LOANS WITH COST	0	0	0	0
s31	**DEFERRED LIABILITIES**	**2,373,375**	**0**	**28,246,400**	**2**
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**569,375,389**	**43**	**488,767,002**	**42**
s33	**CONSOLIDATED STOCKHOLDERS EQUITY**	**4,496,857**	**100**	**127,620,382**	**100**
s34	**COUNTABLE CAPITAL OF THE PARTICIPATION NOT CONTROLADORA**	**0**	**0**	**0**	**0**
s35	**COUNTABLE CAPITAL OF THE PARTICIPATION CONTROLADORA**	**4,496,857**	**100**	**127,620,382**	**100**
s36	**CONTRIBUTED CAPITAL**	**281,890,635**	**6269**	**246,497,431**	**193**
s79	CAPITAL STOCK	281,890,635	6269	246,497,431	193
s39	PREMIUM ON ISSUANCE OF SHARES	0	0	0	0
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	**EARNED CAPITAL**	**-277,393,778**	**-6169**	**-118,877,049**	**-93**
s42	RETAINED EARNINGS AND CAPITAL RESERVES	-286,713,182	-6376	-127,912,692	-100
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	9,319,404	207	9,035,643	7
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousand Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	**CASH AND AVAILABLE INVESTMENTS**	**157,422,431**	**100**	**121,574,343**	**100**
s46	CASH	89,023,850	57	51,504,208	42
s47	AVAILABLE INVESTMENTS	68,398,581	43	70,070,135	58
s07	**OTHER CURRENT ASSETS**	**0**	**100**	**0**	**100**
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	**OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)**	**10,324,609**	**100**	**10,047,970**	**100**
s48	DEFERRED EXPENSES (NET)	0	0	0	0
s49	GOODWILL	0	0	0	0
s51	OTHER	10,324,609	100	10,047,970	100
s19	**OTHER ASSETS**	**0**	**100**	**0**	**100**
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	**CURRENT LIABILITIES**	**227,648,367**	**100**	**229,227,283**	**100**
s52	FOREIGN CURRENCY LIABILITIES	71,883,283	32	65,762,254	29
s53	MEXICAN PESOS LIABILITIES	155,765,084	68	163,465,029	71
s26	**OTHER CURRENT LIABILITIES WITHOUT COST**	**40,748,534**	**100**	**34,481,798**	**100**
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	0	0	0	0
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	40,748,534	100	34,481,798	100
s105	BENEFITS TO EMPLOYEES	0	0	0	0
s27	**LONG-TERM LIABILITIES**	**516,602,354**	**100**	**419,101,018**	**100**
s59	FOREIGN CURRENCY LIABILITIES	421,961,127	82	325,927,725	78
s60	MEXICAN PESOS LIABILITIES	94,641,227	18	93,173,293	22
s31	**DEFERRED LIABILITIES**	**2,373,375**	**100**	**28,246,400**	**100**
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	2,373,375	100	28,246,400	100
s32	**OTHER NON CURRENT LIABILITIES WITHOUT COST**	**569,375,389**	**100**	**488,767,002**	**100**
s66	DEFERRED TAXES	6,917,016	1	0	0
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	523,815,092	92	458,522,846	94
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	38,643,281	7	30,244,156	6
s79	**CAPITAL STOCK**	**281,890,635**	**100**	**246,497,431**	**100**
s37	CAPITAL STOCK (NOMINAL)	281,890,635	100	246,497,431	100
s38	RESTATEMENT OF CAPITAL STOCK	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	**RETAINED EARNINGS AND CAPITAL RESERVES**	**-286,713,182**	**100**	**-127,912,692**	**100**
s93	LEGAL RESERVE	966,366	0	0	0
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	-261,839,979	91	-147,861,011	116
s45	NET INCOME FOR THE YEAR	-25,839,569	9	19,948,319	-16
s44	**OTHER ACCUMULATED COMPREHENSIVE RESULT**	**9,319,404**	**100**	**9,035,643**	**100**
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	10,334,937	111	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	-1,015,107	-11	9,035,643	100
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	-426	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

BALANCE SHEETS

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	179,547,293	202,243,162
s73	PENSIONS AND SENIORITY PREMIUMS	12,862,230	16,347,140
s74	EXECUTIVES (*)	0	0
s75	EMPLOYEES (*)	143,743	141,466
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	0	0
s78	REPURCHASED SHARES (*)	0	0
s101	RESTRICTED CASH	0	0
s102	DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

CONSOLIDATED

FROM JANUARY THE 1st TO JUNIO 30 OF 2009 AND 2008

(Thousand Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**485,910,569**	**100**	**694,824,363**	**100**
r02	COST OF SALES	227,034,533	47	278,606,051	40
r03	**GROSS PROFIT**	**258,876,036**	**53**	**416,218,312**	**60**
r04	GENERAL EXPENSES	44,700,262	9	54,262,269	8
r05	**INCOME (LOSS) FROM OPERATION**	**214,175,774**	**44**	**361,956,043**	**52**
r08	OTHER INCOME AND (EXPENSE), NET	12,515,115	3	94,072,546	14
r06	COMPREHENSIVE FINANCING RESULT	-10,080,605	-2	-7,379,493	-1
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-552,792	0	4,627,473	1
r48	NON ORDINARY ITEMS	0	0	0	0
r09	**INCOME BEFORE INCOME TAXES**	**216,057,492**	**44**	**453,276,569**	**65**
r10	INCOME TAXES	241,897,061	50	433,328,250	62
r11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**-25,839,569**	**-5**	**19,948,319**	**3**
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	**NET CONSOLIDATED INCOME**	**-25,839,569**	**-5**	**19,948,319**	**3**
r19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
r20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**-25,839,569**	**-5**	**19,948,319**	**3**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	**NET SALES**	**485,910,569**	**100**	**694,824,363**	**100**
r21	DOMESTIC	273,144,295	56	341,625,789	49
r22	FOREIGN	212,766,274	44	353,198,574	51
r23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
r08	**OTHER INCOME AND (EXPENSE), NET**	**12,515,115**	**100**	**94,072,546**	**100**
r49	OTHER INCOME AND (EXPENSE), NET	12,515,115	100	94,072,546	100
r34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
r06	**COMPREHENSIVE FINANCING RESULT**	**-10,080,605**	**100**	**-7,379,493**	**100**
r24	INTEREST EXPENSE	47,178,565	-468	25,280,148	-343
r42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	23,280,590	-231	5,822,990	-79
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	13,817,370	-137	12,077,666	-164
r28	RESULT FROM MONETARY POSITION	0	0	-1	0
r10	**INCOME TAXES**	**241,897,061**	**100**	**433,328,250**	**100**
r32	INCOME TAX	241,897,061	100	433,328,250	100
r33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	485,910,569	693,039,392
r37	TAX RESULT FOR THE YEAR	-25,839,569	19,948,320
r38	NET SALES (**)	1,121,821,130	1,303,227,455
r39	OPERATING INCOME (**)	425,116,150	667,428,721
r40	NET INCOME OF PARTICIPATION CONTROLADORA(**)	-157,864,331	-26,197,746
r41	NET CONSOLIDATED INCOME (**)	-157,864,331	-26,197,746
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	42,567,600	40,131,340

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2009**

QUARTERLY STATEMENTS OF INCOME

FROM APRIL1 TO JUNE 30 OF 2009

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**259,518,793**	**100**	**373,361,072**	**100**
rt02	COST OF SALES	116,088,797	45	155,024,069	42
rt03	**GROSS PROFIT**	**143,429,996**	**55**	**218,337,003**	**58**
rt04	GENERAL EXPENSES	22,476,838	9	26,556,378	7
rt05	**INCOME (LOSS) FROM OPERATION**	**120,953,158**	**47**	**191,780,625**	**51**
rt08	OTHER INCOME AND (EXPENSE), NET	15,398,218	6	58,199,438	16
rt06	COMPREHENSIVE FINANCING RESULT	10,190,146	4	-6,484,888	-2
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES, JOINT VENTURES AND ASSOCIATES	-383,296	0	4,886,954	1
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	**INCOME BEFORE INCOME TAXES**	**146,158,226**	**56**	**248,382,129**	**67**
rt10	INCOME TAXES	145,000,267	56	231,686,558	62
rt11	**INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS**	**1,157,959**	**0**	**16,695,571**	**4**
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	**NET CONSOLIDATED INCOME**	**1,157,959**	**0**	**16,695,571**	**4**
rt19	NET INCOME OF PARTICIPATION NOT CONTROLADORA	0	0	0	0
rt20	**NET INCOME OF PARTICIPATION CONTROLADORA**	**1,157,959**	**0**	**16,695,571**	**4**

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2009**

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	**NET SALES**	**259,518,793**	**100**	**373,361,072**	**100**
rt21	DOMESTIC	140,161,755	54	178,142,819	48
rt22	FOREIGN	119,357,038	46	195,218,253	52
rt23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
rt08	**OTHER INCOME AND (EXPENSE), NET**	**15,398,218**	**100**	**58,199,438**	**100**
rt49	OTHER INCOME AND (EXPENSE), NET	15,398,218	100	58,199,438	100
rt34	EMPLOYEES PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES PROFIT SHARING	0	0	0	0
rt06	**COMPREHENSIVE FINANCING RESULT**	**10,190,146**	**100**	**-6,484,888**	**100**
rt24	INTEREST EXPENSE	23,231,528	228	10,138,184	-156
rt42	GAIN (LOSS) ON RESTATEMENT OF UDIS	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	12,290,935	121	-3,898,955	60
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) (NET)	21,130,739	207	7,552,252	-116
rt28	RESULT FROM MONETARY POSITION	0	0	-1	0
rt10	**INCOME TAXES**	**145,000,267**	**100**	**231,686,558**	**100**
rt32	INCOME TAX	145,000,267	100	231,686,558	100
rt33	DEFERRED INCOME TAX	0	0	0	0

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousand Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	19,278,991	19,214,240

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

Final Printing

MAIN CONCEPTS

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
	ACTIVITIES OF OPERATION		
e01	**INCOME (LOSS) BEFORE INCOME TAXES**	219,529,788	453,276,569
e02	+ (-)ITEMS NOT REQUIRING CASH	50,267,275	0
e03	+ (-)ITEMS RELATED TO INVESTING ACTIVITIES	46,986,267	111,719,829
e04	+ (-)ITEMS RELATED TO FINANCING ACTIVITIES	-23,886,860	-11,214,840
e05	**CASH FLOW BEFORE INCOME TAX**	292,896,470	553,781,558
e06	CASH FLOWPROVIDED OR USED IN OPERATION	-211,682,919	-571,191,259
e07	**NET CASH FLOWS PROVIDED OF OPERATING ACTIVITIES**	81,213,551	-17,409,701
	INVESTMENT ACTIVITIES		
e08	NET CASH FLOW FROM INVESTING ACTIVITIES	-93,678,178	-46,759,299
e09	**FINANCING ACTIVITIES**	-12,464,627	-64,169,000
	FINANCING ACTIVITIES		
e10	NET CASH FROM FINANCING ACTIVITIES	55,662,663	14,746,103
e11	**NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS**	43,198,036	-49,422,897
e12	**TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS**	0	0
e13	CASH AND CASH EQUIVALENTS AT THE BEGINING OF PERIOD	114,224,395	170,997,240
e14	**CASH AND CASH EQUIVALENTS AT END OF PERIOD**	157,422,431	121,574,343

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

STATE OF CASH FLOW (INDIRECT METHOD)

BREAKDOWN OF MAIN CONCEPTS

Final Printing

(Thousand Pesos)

CONSOLIDATED

REF F	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
e02	**+ (-)ITEMS NOT REQUIRING CASH**	50,267,275	0
e15	+ESTIMATES FOR THE PERIOD	0	0
e16	+PROVISIONS FOR THE PERIOD	0	0
e17	+ (-)OTHER UNREALIZED ITEMS	50,267,275	0
e03	**+ (-)ITEMS RELATED TO INVESTING ACTIVITIES**	46,986,267	111,719,829
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD	42,567,600	40,131,300
e19	(-) +GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e20	+IMPAIRMENT LOSS	0	61,424
e21	(-) +EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	552,792	-4,627,473
e22	(-)DIVIDENDS RECEIVED	0	0
e23	(-)INTEREST INCOME	0	0
e24	(-)+ OTHER ITEMS	3,865,875	76,154,578
e04	**+ (-)ITEMS RELATED TO FINANCING ACTIVITIES**	-23,886,860	-11,214,840
e25	+ACCRUED INTEREST	0	0
e26	+ (-) OTHER ITEMS	-23,886,860	-11,214,840
e06	**CASH FLOWPROVIDED OR USED IN OPERATION**	-211,682,919	-571,191,259
e27	+ (-)DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	9,701,523	-30,153,004
e28	+ (-)DECREASE (INCREASE) IN INVENTORIES	-11,773,961	-23,224,639
e29	+ (-)DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	5,981,799	325,620
e30	+ (-)INCREASE (DECREASE) IN SUPPLIERS	3,460,019	-728,246
e31	+ (-)INCREASE (DECREASE) IN OTHER LIABILITIES	-3,149,131	-13,609,266
e32	+ (-) INCOME TAXES PAID OR RETURNED	-215,903,168	-503,801,724
e08	**NET CASH FLOW FROM INVESTING ACTIVITIES**	-93,678,178	-46,759,299
e33	-PERMANENT INVESTMENT IN SHARES	0	0
e34	+DISPOSITION OF PERMANENT INVESTMENT IN SHARES	0	0
e35	-INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-93,794,102	-50,297,779
e36	+SALE OF PROPERTY, PLANT AND EQUIPMENT	0	0
e37	-INVESTMENT IN INTANGIBLE ASSETS	0	0
e38	+DISPOSITION OF INTANGIBLE ASSETS	0	0
e39	-OTHER PERMANENT INVESTMENTS	115,924	3,448,053
e40	+DISPOSITION OF OTHER PERMANENT INVESTMENTS	0	0
e41	+ DIVIDEND RECEIVED	0	0
e42	+INTEREST RECEIVED	0	0
e43	+ (-)DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
e44	+ (-)OTHER ITEMS	0	90,427
e10	**NET CASH FROM FINANCING ACTIVITIES**	55,662,663	14,746,103
e45	+BANK FINANCING	9,954,589	36,795,146
e46	+STOCK MARKET FINANCING	76,423,209	48,954,436
e47	+OTHER FINANCING	0	0
e48	(-)BANK FINANCING AMORTIZATION	-16,981,043	-47,223,419
e49	(-)STOCK MARKET FINANCING AMORTIZATION	-13,698,702	-24,873,404
e50	(-)OTHER FINANCING AMORTIZATION	0	0
e51	+ (-)INCREASE (DECREASE) IN CAPITAL STOCK	0	0
e52	(-)DIVIDENDS PAID	0	0
e53	+PREMIUM ON ISSUANCE OF SHARES	0	0
e54	+CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-35,390	5,081,809
e55	-INTEREST EXPENSE	0	0
e56	-REPURCHASE OF SHARES	0	0
e57	+ (-)OTHER ITEMS	0	-3,988,465

* IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT IT WILL HAVE TO EXPLAIN IN NOTES.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.01		$	0.01	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0		$	0	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0		$	0	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	0		$	0	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0		$	0	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	0.00	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0		$	0	
d10	DIVIDEND IN SHARES PER SHARE		0	shares		0	shares
d11	MARKET PRICE TO CARRYING VALUE		0	times		0	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		0	times		0	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0	times		0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

RATIOS **CONSOLIDATED**

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET CONSOLIDATED INCOME TO NET SALES	-5.32	%	2.87	%
p02	NET CONSOLIDATED INCOME TO STOCKHOLDERS EQUITY (**)	-3,510.55	%	-20.53	%
p03	NET INCOME TO TOTAL ASSETS (**)	-11.95	%	-2.03	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0	%	23.32	%
p05	RESULT FROM MONETARY POSITION TO NET CONSOLIDATED INCOME	-0.00	%	-0.00	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.85	times	1.01	times
p07	NET SALES TO PROPERTY, PLANT AND EQUIPMENT (NET) (**)	1.26	times	1.59	times
p08	INVENTORIES TURNOVER (**)	6.01	times	5.32	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	21	days	23	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	1.77	%	0.87	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	99.66	%	90.13	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS EQUITY	292.65	times	9.13	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	37.53	%	33.61	%
p14	LONG-TERM LIABILITIES TO PROPERTY, PLANT AND EQUIPMENT (NET)	57.88	%	51.28	%
p15	INCOME (LOSS) AFTER GENERAL EXPENSES TO INTEREST PAID	4.54	times	14.32	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.85	times	1.12	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.79	times	1.88	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.45	times	1.37	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.31	times	0.37	times
p20	CASH AND SHORT-TERM INVESTMENTS TO CURRENT LIABILITIES	69.15	%	53.04	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Financial Results Report as of June 30, 2009

Exploration and Production

During the second quarter of 2009, crude oil production decreased by 7.3% as compared to the same quarter of 2008, from 2,794 to 2,590 Mbd.

Production of heavy crude oil decreased by 15.5%, primarily due to lower production at Cantarell by the shutdown of wells as a result of increases in the oil-gas ratio. This decline was partially offset by a 13.7% increase in production from KMZ project. On June 13, 2009, the KMZ project registered a production record of 841 Mb.

Production of light crude oil increased by 1.6%, essentially due to the completion of wells at Ixtal-3 and 5 in the Southwestern Offshore Region. Likewise, production of extra-light crude oil increased by 29.4%, due to completion of wells in the Delta del Grijalva and Costero Terrestre projects in the Southern Region.

During the second quarter of 2009, total natural gas production increased by 2.4% as compared to the same quarter of 2008, from 6,861 to 7,029 MMcfd.

The production of associated natural gas increased by 6.1%, primarily due to higher volumes
from the KMZ project in the Northeast Marine Region, as well as from the Crudo Ligero and Ixtal-Manik projects in the Southern Region. However, the production of non-associated natural gas decreased by 3.5%, primarily due to lower production from the Veracruz and Lankahuasa projects in the Northern region.

Gas and Basic Petrochemicals

During the second quarter of 2009, our total onshore natural gas processing was 3.5% greater than in the same quarter of 2008, mainly due to greater processing of sour wet gas, which increased by 5.5% as a result of greater utilization of the gas in Cantarell (Nohoch complex). In contrast, sweet wet gas processing decreased by 2.3%, due to a lower supply of gas from the Cinco Presidentes project in the Southeastern Region.

Dry natural gas production increased by 2.7%, primarily due to greater gas processing. Likewise, natural gas liquids production increased by 0.9% due to greater gas processing and a 0.6% increase in condensates availability, from 46.6 to 46.9 Mbd.

Refining

During the second quarter of 2009, total crude oil processing decreased by 1.8% as compared to the same quarter of 2008. Heavy crude oil processing decreased by 12.1%, due to scheduled maintenance activity affecting the National Refining System (NRS); this decrease was only partially offset by an increase of 5.2% in light crude oil processing.

During the second quarter of 2009, the production of petroleum products decreased by 4.1% as compared to the same quarter of 2008, from 1,546 to 1,483 Mbd, primarily as a result of lower production of diesel, jet fuel and fuel oil. In contrast, production of gasoline increased by 1.4% during the second quarter of 2009 due to, among other factors, greater utilization of inventories of intermediate products as compared to the same quarter of 2008.

As of June 30, 2009, the number of franchised gas stations increased by 5.2% with respect to June 30, 2008, from 8,121 to 8,542 franchises.

Petrochemicals

During the second quarter of 2009, total petrochemicals production, including intermediate products and byproducts, decreased by 6.8%, as compared to the same quarter of 2008, from 3,092 to 2,882 thousand tons (Mt). This decrease was primarily due to: decreased production of ethane derivatives due to lower production of vinyl chloride and ethylene oxide due mainly to a decrease in demand and greater scheduled maintenance activity; and decreased production of methane derivatives, in particular ammonia due to programmed scheduled activity.

International Trade

During the second quarter of 2009, the volume of crude oil exports decreased by 15.2% as compared to the same quarter of 2008, from 1,410 to 1,195 Mbd, as a result of lower production.

Approximately 89% of total crude oil exports were heavy crude oil (Maya and Altamira); the remainder consisted of light and extra-light crude oil (Isthmus and Olmeca).

PEMEX exported 88% of its total crude oil exports to the United States of America, while the remaining 12% was distributed among Europe (8%), the rest of the Americas (2%) and the Far East (2%).

The weighted average export price of the Mexican crude oil basket decreased by 46.5%, from US$104.4 to US$55.8 per barrel as compared to the same quarter of 2008.

During the second quarter of 2009, dry gas exports increased from 60 to 94 MMcfd as compared to the same quarter of 2008, due to lower demand from the Mexican industrial sector.

During the second quarter of 2009, exports of petroleum products increased from 157 to 257 Mbd compared to the same quarter of 2008, primarily due to higher exports of fuel oil due to higher production and lower demand from the National Electricity Commission (CFE by its Spanish acronym). By volume, the main petroleum products exported during the second quarter of 2009 were fuel oil and naphtha.

Petrochemical exports increased from 155 to 214 Mt, primarily due to higher sulfur6 and ethylene sales. By volume, the main petrochemicals exported during the second quarter of 2009, were sulfur and ethylene.

During the second quarter of 2009, dry gas imports decreased from 404 to 387 MMcfd as compared to the same quarter of 2008, primarily due to lower demand from the Mexican industrial sector.

Imports of petroleum products decreased from 522 to 489 Mbd, primarily as a result of decreased purchases of gasolines and diesel. The decrease in gasolines was due mainly to higher production in México and lower local demand growth. By volume, the main products imported were gasoline and LPG.

Petrochemical imports increased from 103 to 148 Mt, primarily due to greater purchases of ammonia and methanol. The main petrochemical imports, by volume, were methanol and isobutene.

Financial Results for the Quarter Ended June 30, 2009

Sales

In the second quarter of 2009, total sales, including revenues from services, decreased by 30.3% to Ps. 259.5 billion (US$19.4 billion), as compared to the same quarter of the previous year, primarily due to lower crude oil prices and lower volume of crude oil exports.

In the second quarter of 2009, domestic sales decreased by 21.3% to Ps. 140.2 billion (US$10.5 billion), as compared to the same quarter of 2008. Dry natural gas sales decreased by 56.8% to Ps. 13.8 billion, due to a decrease in the average price from US$10.5 to US$3.6 per million British Thermal Unit (MMBtu) and a 1.4% decrease in volume sold, from 3,127 to 3,083 MMcfd. Sales of petroleum products decreased by 11.7% to Ps. 121.8 billion, primarily due to a decrease in prices and volumes of jet fuel and fuel oil. Petrochemical product sales decreased by 44.5%, to Ps. 4.6 billion, primarily as a result of decreases in the prices and in volume sold, from 1,100 to 1,070 Mt.

In the second quarter of 2009, export sales decreased by 38.9% to Ps. 118.0 billion (US$8.8 billion), as compared to the same quarter of the previous year.

Cost of Sales

In the second quarter of 2009, cost of sales decreased by 25.1%, to Ps. 116.1 billion (US$8.7 billion), as compared to the same quarter of 2008. This variation was primarily the result of the following: a decrease of Ps. 39.0 billion in purchases of imported products to then be sold in Mexico; a decrease of Ps. 12.4 billion in the net cost for the period of the reserve employee benefits; and an increase of Ps. 4.3 billion in maintenance expenses.

In the quarter, cost of sales as a percentage of total sales amounted to 44.7%, representing an increase of 3.0% as compared to the same quarter of the previous year, primarily as a result of lower prices and lower volume of crude oil exports.

General Expenses

In the second quarter of 2009, general expenses decreased by 15.4%, to Ps. 22.5 billion (US$1.7 billion) as compared to the same quarter of 2008, primarily due to decrease in the cost of the reserve for employee benefits.

Other Revenues (Expenses)-Net

In the second quarter of 2009, other net revenues decreased by 73.9%, to Ps. 15.4 billion (US$1.2 billion), as compared to the same quarter of 2008, primarily due to lower tax credit derived from the negative rate of the Special Tax on Production and Services (IEPS) tax, which amounted to Ps. 56.9 billion.

Comprehensive Financing Result

In the second quarter of 2009, comprehensive financing result represented an income of Ps. 10.2 billion (US$0.8 billion), as compared to an expense of Ps. 6.5 billion. This variation resulted from: an increase of Ps. 13.6 billion in foreign exchange gain, due to the appreciation of the Mexican peso against the U.S. dollar during the second quarter of 2009; an increase of Ps. 3.1 billion in net interest expense and net financial expense.

Participation in results of subsidiary entities and affiliates

In the second quarter of 2009, participation in the results of subsidiary entities and affiliates decreased from an income of Ps. 4.9 billion in the second quarter of 2008, to a loss of Ps. 0.4 billion (US$0.03 billion), primarily due to results recognition of the Deer Park refinery.

Income before Taxes and Duties

In the second quarter of 2009, PEMEX recorded an income before taxes and duties of Ps. 146.2 billion (US$10.9 billion), a decrease of 41.2% or Ps. 102.2 billion, as compared to the income before taxes and duties of the second quarter of 2008, mainly due to: a decrease of Ps. 69.9 billion in operating income, as a result of lower prices and lower production of crude oil; a decrease in other revenues (expenses), due primarily to a lower tax credit derived from the negative rate of the Special Tax on Production and Services (IEPS) of Ps. 56.9 billion; and an increase of Ps. 16.7 billion in income associated with comprehensive financial result, which was attributable to foreign exchange gain.

In the first half of 2009, income before taxes and duties decreased by 52.3% to Ps. 216.1 billion (US$15.6 billion). This variation was primarily due to: a decrease of Ps. 147.8 billion in the operating income, primarily as a result of lower prices and lower production of crude oil ; and a decrease in other revenues (expenses), essentially due to a lower tax credit derived from the negative rate of the Special Tax on Production and Services (IEPS) of Ps. 90.6 billion.

Taxes and Duties

In the second quarter of 2009, taxes and duties decreased by 37.4%, to Ps. 145.0 billion (US$10.9 billion), as compared to the same quarter of 2008, primarily due to a decrease in price and production of crude oil. Taxes and duties paid as a percentage of total sales amounted to 55.9% as compared to 62.2% in the same quarter of 2008.

In the first half of 2009, taxes and duties paid decreased by 44.2%, to Ps. 241.9 billion, as compared to the same period of 2008, primarily due to a decrease in the price and production of crude oil. The taxes and duties to total sales ratio decreased from 62.4% in the first half of 2008 to 49.8% in the same period of 2009.

Net Income

In the second quarter of 2009, PEMEX recorded a net income of Ps. 1.2 billion (US$0.1 billion), as compared to a net income of Ps. 16.7 billion in the same quarter of 2008. This variation is explained by lower income before taxes, primarily due to a decrease in prices and in volume of crude oil production during the quarter.

In the first half of 2009, PEMEX recorded a net loss of Ps. 25.8 billion (US$1.9 billion), as compared to a net income of Ps. 19.9 billion in the first half of 2008. This variation is explained by lower income before taxes and duties, primarily due to a decrease in hydrocarbon prices and crude oil production.

Results by Business Line

The net income of PEMEX's subsidiaries in the first half of 2009 was as follows:

Pemex-Exploration and Production recorded a net loss of Ps. 15.6 billion, which was Ps. 73.5 billion lower than the net income recorded in the first half of 2008, primarily due to lower prices and volume of crude oil.

Pemex-Refining recorded a net loss of Ps. 21.4 billion, which was Ps. 21.2 billion lower than the net loss recorded in the same period of 2008, as a result of increased refining margins.

Pemex-Gas and Basic Petrochemicals recorded a net income of Ps. 1.2 billion, which was Ps. 1.4 billion less than the net income recorded in the first half of 2008, primarily due to lower natural gas prices.

Pemex-Petrochemicals recorded a net loss of Ps. 9.8 billion, which was Ps. 0.9 billion less than the net loss recorded in the first half of 2008, primarily due to a decrease in the net cost of the reserve for employee benefits for the period.

Assets

As of June 30, 2009, current assets decreased by 5.6% to Ps. 407.2 billion, as compared to June 30, 2008.

The value of inventories decreased from Ps. 116.5, to Ps. 77.2 billion; cash and cash equivalents increased from Ps. 121.6, to Ps. 157.4 billion; and accounts receivable decreased from Ps. 193.4, to Ps. 172.5 billion.

Investments in shares decreased by 69.3%, to Ps. 10.5 billion.

Property, plant and equipment increased by 9.2%, to Ps. 892.5 billion, which represented 67.6% of total assets. This represented a 4.4% increase as compared to June 30, 2008.

Other assets increased by 2.8%, to Ps. 10.3 billion, primarily due to the increase in prepaid insurance.

As of June 30, 2009, total assets increased by 2.1%, to Ps. 1,320.5 billion (US$100.2 billion), as compared to 2008. This decrease is primarily the result of an increase in properties, plants and equipment.

Liabilities

Short-term liabilities decreased by 0.7%, to Ps. 227.6 billion (US$17.3 billion), primarily as a result of a Ps. 30.0 billion decrease in taxes payable.

Long-term liabilities increased by 16.3%, to Ps. 1,088.4 billion (US$82.6 billion), primarily due to an increase of Ps. 97.5 billion in long-term debt and an increase of 14.2% in the reserve for employee benefits, from Ps. 458.5 to Ps. 523.8 billion, primarily explained by natural growth of such reserve. The increase of long-term liabilities, valued in pesos, is primarily due to the currency depreciation between June 30, 2008, and June 30, 2009.

Total liabilities increased by 12.9% to Ps. 1,316.0 billion (US$99.9 billion), primarily due to the increase of long-term liabilities, valued in pesos, affected by the currency depreciation between June 30, 2008, and June 30, 2009.

Equity

Total equity decreased by 96.5%, to Ps. 4.5 billion (US$0.3 billion), as compared to the closing date of the first half of 2008. The decrease was primarily due to the net loss recorded in the previous twelve months, mainly related to lower crude oil prices and the depreciation of the foreign exchange during the period.

As a consequence of the elimination of the PIDIREGAS scheme, during the second quarter of 2009, some reclassifications for presentation effects were done in increase in equity and conversion effects included in the comprehensive profit (loss).

Financing Activities

On April 3, 2009, Petróleos Mexicanos issued Ps. 10 billion of Certificados Bursátiles in two tranches: Ps. 6.0 billion due March 2012, at the 28 day floating TIIE rate plus 90 basis points; and Ps. 4.0 billion due March 2016 at a fixed 9.15% rate, payable on a semi-annual basis. Furthermore, on May 22, 2009, Petróleos Mexicanos reopened both tranches for: Ps. 6.5 billion due March 2012, and Ps. 3.5 billion due March 2016. These instruments were issued under Petroleos Mexicanos' Certificados Bursátiles program, authorized by the Mexican Securities Commission (*Comisión Nacional Bancaria y de Valores*) on March 30, 2009.

On June 2, 2009, Petróleos Mexicanos issued £350 million of 13-year notes with an 8.25% coupon, payable annually and due June 2022.

On June 18, 2009, Petróleos Mexicanos obtained a bank loan in the amount of Ps. 6,750 million, maturing June 2011.

As of June 30, 2009, US$2.5 billion of the syndicated revolving credit facility established on September 17, 2007 had been disbursed.

Debt

As of June 30, 2009, total consolidated debt in U.S. dollars,14 including accrued interest, decreased by 3.8% compared to closing date of the first half of 2008, from US$48.8 to US$47.0 billion, as compared to the first half of 2008. However, total consolidated debt in pesos increased by 22.9%, to Ps. 618.5 billion (US$47.0 billion).

Other relevant aspects

On May 14, 2009, the new Board of Directors of Petróleos Mexicanos helds its first meeting, which included the following four new professional members in accordance with the Petróleos Mexicanos Law (*Ley de Petróleos Mexicanos*): C.P. José Fortunato Álvarez Enríquez; Dr. Héctor Moreira Rodríguez; Dr. Rogelio Gasca Neri; and Dr. Fluvio César Ruiz Alarcón.

On the same date, Mr. Salvador Vega Casillas, Secretary of the Public Function was also incorporated to the Board of Directors of PEMEX; and Mr. Alejandro Fleming Kauffman, Head of the Legal Affairs Unit of the Ministry of Energy, was ratified as Secretary of the Board of Directors, and Mr. Raoul Capdevielle Orozco, Technical Secretary of the General Direction of PEMEX, was ratified as Alternate Secretary.

Additionally, the memberships of the following seven Executive Committees, which will support the work of the Board of Directors of Petróleos Mexicanos, were announced:

- Audit and Performance Evaluation;
- Transparency and Accountability;
- Compensation;
- Strategic Investment;
- Acquisitions, Leasing, Works and Services;
- Development and Technological Research; and
- Environmental and Sustainability.

Natural Gas Price Mechanism.- In accordance with a Presidential decree, the Board of Directors of Pemex-Gas and Basic Petrochemicals approved a 10% reduction in the price of natural gas applicable to residential users in those months in which their consumption is lower than the average residential peak consumption recorded in 2008 in its geographic distribution zone. Distributors must show in their invoices the reduction. The discount will be effective from April1 to December 31, 2009.

LPG Price Mechanism.- Through a Presidential decree on December 29, 2008, a weighted average price before value added tax (VAT) of Ps. 8.92 per kg, was established for LPG, effective from January 1 to 31, 2009. Thereafter, on January 9, 2009, a new Presidential decree established a 10% discount to the Ps. 8.92 per kg price, making a price of Ps. 8.03 per kg, effective through December 31, 2009. The LPG price mechanism in effect before the Presidential decrees was based on the price of LPG in the U.S. Gulf of Mexico coastal region, and then adjusted for quality and expenses related to distribution.

2009-2011 Collective Bargaining Agreement.- PEMEX's contractual relationship with its workers is regulated by the Federal Labor Law and by a collective bargaining agreement between PEMEX and the Petroleum Workers Union. This agreement is reviewed every two years, although wages are reviewed on a yearly basis. On July 23, 2009, PEMEX and the Petroleum Workers Union entered into a new collective labor contract that will be effective from August 1, 2009 until July 31, 2011. This agreement provides for a 4.9% salary increase and a 1.5% benefits increase, effective August 1, 2009.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are Pemex-Exploration and Production, Pemex-Refining, Pemex-Gas and Basic Petrochemicals and Pemex-Petrochemicals. The principal subsidiary company is PMI Comercio Internacional, S.A. de C.V., Pemex's international trading arm.

Convenience translations into US dollars of amounts in pesos for the Balance Sheet have been made at the established exchange rate, as of June 30, 2009, of Ps. 13.1722 = US$1.00; other translations into US dollars of amounts in pesos have been made at the average exchange rates of Ps. 13.3513 = US$1.00 and Ps. 13.8602 = US$1.00 for the second quarter of 2009 and the first six months of 2009, respectively. Such translations should not be construed as a representation that the peso amounts have been or could be converted into US dollars at the foregoing or any other rate.

This report contains forward-looking statements. We may also make written or oral forward-looking statements in our periodic reports to the Mexican National Banking and Securities Commission and the U.S. Securities and Exchange Commission, in our annual report, in our offering circulars and prospectuses, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties.

We may include forward-looking statements that address, among other things, our: drilling and other exploration activities; import and export activities; projected and targeted capital expenditures and other costs, commitments and revenues; and liquidity, etc..

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to: changes in international crude oil and natural gas prices; effects on us from competition; limitations on our access to sources of financing on competitive terms; significant economic or political developments in Mexico; developments affecting the energy sector; and changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise. These risks and uncertainties are more fully detailed in PEMEX's most recent Form 20-F filing, as amended, with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (www.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, as amended, "File No. 0- 99", available from us at www.pemex.com or Marina Nacional 329, Floor 38, Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC 's website, www.sec.gov. Investors are also welcome to review the annual report to the CNBV, available at www.pemex.com.

EBITDA is a non-US GAAP measure.

PETRÓLEOS MEXICANOS, SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2009 AND 2008
(Figures stated in thousands of Mexican pesos and in thousands of U.S. dollars)

1. Approval

On July 27, 2009, the attached condensed consolidated financial statements and the notes thereto were authorized by the following officers: Víctor M. Cámara Peón, Deputy Director of Financial Information Systems and Enrique Díaz Escalante, Associate Managing Director of Accounting.

2. Basis of presentation

The consolidated financial statements of Petróleos Mexicanos, its Subsidiary Entities and Subsidiary Companies ("PEMEX") as of and for the six-month periods ended June 30, 2009 and 2008, are unaudited. In the opinion of PEMEX's management, all adjustments (mainly consisting of recurring adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included.

For the purposes of these unaudited consolidated financial statements, certain information and disclosures that are usually included in the financial statements prepared under Mexican Financial Reporting Standards ("FRS") have been condensed or omitted. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of and for the year ended December 31, 2008.

3. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with FRS as issued by the *Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera* ("CINIF"). The recognition of inflation followed the Governmental Financial Reporting Standard ("NIF") 06-BIS "A" Section C, as issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"), which required PEMEX to adopt Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10"), which was superseded in January 1, 2008 by the new FRS B-10 "Effects of inflation". FRS B-10 superseded Bulletin B-10 and its five amendments, as well as the related circulars and INIF (Interpretation of Financial Reporting Standards). In accordance with FRS B-10, the audited consolidated financial statements as of December 2008, are stated in nominal pesos.

4. Structure and Business Operations of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies

Petróleos Mexicanos was created on June 7, 1938, and began operations on July 20, 1938 in accordance with a decree of the Mexican Congress stating that all foreign-owned oil companies in operation at that time in the United States of Mexico ("Mexico") were thereby nationalized. Petróleos Mexicanos and its four Subsidiary Entities (as defined below) are decentralized public entities of the Federal Government of Mexico (the "Mexican Government") and together comprise the Mexican oil and gas industry.

The operations of Petróleos Mexicanos and the Subsidiary Entities are regulated by the *Constitución Política de los Estados Unidos Mexicanos* (Political Constitution of the United Mexican States, or the "Mexican Constitution"), the *Ley Reglamentaria del Artículo 27 Constitucional en el Ramo del Petróleo* (Regulatory Law to Article 27 of the Political Constitution of the United Mexican States concerning Petroleum Affairs, or the "Regulatory Law"), effective on November 30, 1958, and as amended effective on December 31, 1977, May 12, 1995, November 14, 1996, January 13, 2006, June 27, 2006 and November 29, 2008 and the *Ley de Petróleos Mexicanos* (the "Law of Petróleos Mexicanos"), effective on November 29, 2008, which establishes that the State will be exclusively entrusted with the activities in the strategic areas of petroleum, hydrocarbons and basic petrochemicals through Petróleos Mexicanos and its Subsidiary Entities in accordance with the Regulatory Law and its regulations.

In November 2008, new laws and modifications to current laws were published that together establish a new legal framework for Petróleos Mexicanos. This new legal framework, among other aspects, includes changes in the structure of the Board of Directors of Petróleos Mexicanos, the development of specific procedures for contracting for substantive activities of a productive character, increased flexibility to invest resources generated through surplus income, a differentiated fiscal regime that considers the complexities of Petróleos Mexicanos' crude oil and natural gas fields and the ability to issue "Citizen Bonds."

Petróleos Mexicanos has the objective of carrying out the exploration, exploitation and other activities mentioned above, as well as conducting the central planning and strategic management of Mexico's petroleum industry, in accordance with the Law of Petróleos Mexicanos.

For purposes of these consolidated financial statements, capitalized words have the meanings attributed to them herein, in the Regulatory Law or in the Law of Petróleos Mexicanos.

Petróleos Mexicanos may rely on decentralized Subsidiary Entities to carry out the activities that constitute the petroleum industry. The Law of Petróleos Mexicanos establishes that the four Subsidiary Entities (as listed below) will continue carrying out their activities in accordance with their objectives, guaranteeing the commitments they have already assumed in Mexico and abroad, until the Federal Government issues the corresponding decrees of reorganization based on a proposal by the Board of Directors of Petróleos Mexicanos.

The Subsidiary Entities are decentralized public entities of a technical, industrial and commercial nature with their own corporate identity and equity and with the legal authority to own property and conduct business in their own names. The Subsidiary Entities are controlled by and have the characteristics of subsidiaries of Petróleos Mexicanos. The Subsidiary Entities are:

Pemex-Exploración y Producción ("Pemex-Exploration and Production");
Pemex-Refinación ("Pemex-Refining");

Pemex-Gas y Petroquímica Básica ("Pemex-Gas and Basic Petrochemicals"); and Pemex-Petroquímica ("Pemex-Petrochemicals").

The strategic activities entrusted to Petróleos Mexicanos and the Subsidiary Entities, other than those entrusted to Pemex-Petrochemicals, can be performed only by Petróleos Mexicanos and the Subsidiary Entities and cannot be delegated or subcontracted. Pemex-Petrochemicals is an exception and may delegate and/or subcontract certain of its entrusted activities.

The principal objectives of the Subsidiary Entities are as follows:

Pemex-Exploration and Production explores for and produces crude oil and natural gas; additionally, this entity transports, stores and markets such products;

Pemex-Refining refines petroleum products and derivatives thereof that may be used as basic industrial raw materials; additionally, this entity stores, transports, distributes and markets such products and derivatives;

Pemex-Gas and Basic Petrochemicals processes natural gas, natural gas liquids and derivatives thereof that may be used as basic industrial raw materials, and stores, transports, distributes and commercializes such products; additionally, this entity stores, transports, distributes and markets Basic Petrochemicals; and

Pemex-Petrochemicals engages in industrial petrochemical processing and stores, distributes and markets Secondary Petrochemicals.

At the time of their initial formation, Petróleos Mexicanos assigned to the Subsidiary Entities all the assets and liabilities needed to carry out these activities; these assets and liabilities were incorporated into the Subsidiary Entities' initial capital contribution. Additionally, Petróleos Mexicanos assigned to the Subsidiary Entities all the personnel needed for their operations, and the Subsidiary Entities assumed all the related labor liabilities. There were no changes in the carrying value of assets and liabilities upon their contribution by Petróleos Mexicanos to the Subsidiary Entities.

The principal distinction between the Subsidiary Entities and the Subsidiary Companies (as defined below) is that the Subsidiary Entities are decentralized public entities created by the *Ley Orgánica de Petróleos Mexicanos y Organismos Subsidiarios* (Organic Law of Petróleos Mexicanos and the Subsidiary Entities), whereas the Subsidiary Companies are companies that have been formed in accordance with the general corporations law of each of the respective jurisdictions in which they are incorporated, and are managed as any other private corporations subject to the general corporations law in their respective jurisdictions.

As used herein, "Subsidiary Companies" are defined as (a) those companies which are not Subsidiary Entities but in which Petróleos Mexicanos has more than 50% ownership investment and effective control, (b) the Pemex Project Funding Master Trust (the "Master Trust"), a Delaware statutory trust, (c) Fideicomiso Irrevocable de Administración No. F/163 ("Fideicomiso F/163"), a

Mexican statutory trust incorporated in 2003 in Mexico (both the Master Trust and Fideicomiso F/163 are controlled by Petróleos Mexicanos), (d) RepCon Lux, S.A., a Luxembourg finance vehicle whose debt is guaranteed by Petróleos Mexicanos ("RepCon Lux") and (e) Pemex Finance, Ltd.

"Non-consolidated subsidiary companies," as used herein, means (a) those non-material subsidiary companies which are not Subsidiary Entities or Subsidiary Companies, as defined above in this note and (b) those companies in which PEMEX (as defined below) has 50% or less ownership investment and does not have effective control.

Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies are referred to as "PEMEX."

5. Summary of significant accounting policies

The preparation of the financial statements requires the use of estimates and assumptions made by PEMEX's management that affect the recorded amounts of assets and liabilities and the disclosures of contingent assets and liabilities as well as the recorded amounts of income and expenses during the year. The important items subject to such estimates and assumptions include the book value of properties, plant and equipment; the valuation of the allowance for doubtful accounts, inventories and work in progress and the valuation of financial instruments and of the assets and liabilities related to labor obligations. Actual results could differ from those estimates.

References in these financial statements and related notes to "pesos" or "Ps." or "$" refers to Mexican pesos and "dollars" or "US$" refers to dollars of the United States of America.

For accounting purposes the functional currency of PEMEX is the Mexican peso.

Below is a summary of the principal accounting policies followed by PEMEX in the preparation of these consolidated financial statements, including the concepts, methods and criteria pertaining to the effects of inflation on the financial information, which are summarized below:

a. Effects of inflation on the financial information

PEMEX recognizes the effects of inflation on its financial information in accordance with *Normas de Información Financiera* (Mexican Financial Reporting Standards, or "Mexican FRS" or "NIF's") B-10 "Effects of Inflation" ("FRS B-10").

In accordance with FRS B-10, in 2008, the recognition in the financial statements of the effects of inflation was suspended because the accumulated inflation over the last three years was less than 26%, and therefore, the economic environment did not qualify as "inflationary".

If at the end of the year in future years the accumulated inflation over the most recent three-year period were to be equal to or higher than 26%, the economic environment would be considered "inflationary" and Petróleos Mexicanos would therefore be required to retroactively recognize the effects of inflation not previously included in its financial statements while the economic environment was considered non-inflationary.

b. Consolidation

The consolidated financial statements include the accounts of Petróleos Mexicanos, the Subsidiary Entities and the Subsidiary Companies. All significant intercompany balances and transactions have been eliminated in the consolidation.

The consolidated Subsidiary Companies are as follows: P.M.I. Comercio Internacional, S.A. de C.V. ("PMI CIM"); P.M.I. Trading Ltd. ("PMI Trading"); P.M.I. Holdings North America, Inc. ("PMI HNA"); P.M.I. Holdings Petróleos España ("HPE"); P.M.I. Holdings B.V. ("PMI HBV"); P.M.I. Norteamérica, S.A. de C.V. ("PMI NASA"); Kot Insurance Company AG ("KOT"); Integrated Trade Systems, Inc. ("ITS"); P.M.I. Marine Ltd ("PMI Mar"); P.M.I. Services, B.V. ("PMI-SHO"); Pemex Internacional España, S.A. ("PMI-SES"); Pemex Services Europe Ltd. ("PMI-SUK"); P.M.I. Services North America, Inc. ("PMI-SUS"); Mex Gas International, Ltd. ("MGAS"); Pemex Project Funding Master Trust (Master Trust); Fideicomiso F/163; RepCon Lux and Pemex Finance, Ltd.

FRS B-15 "Translation of foreign currencies" became effective on January 1, 2008, and establishes the following rules for translation:

When the functional currency of a foreign operation is different from its recording currency, translation is accounted for as follows:

a) Monetary items, at the exchange rate in effect at the end of the period.

b) Non-monetary items and equity, at the historical exchange rate.

c) Non-monetary items recorded at their fair value, at the historical exchange rate effective when their fair value was determined.

d) Income, costs and expenses items, at the average exchange rate for the period.

e) Effects of exchange caused by the translation from recording currency to functional currency are recognized as income or expense in the statement of operations of the foreign operation for the period in which they were incurred.

When the reporting currency of a foreign operation is different from its functional currency, translation is as follows:

a) Assets and liabilities at the exchange rate at the end of the period, and equity at the historical exchange rate.

b) Income, costs and expenses, at the average exchange rate.

c) The effect of translation is recognized as part of comprehensive income or loss in equity, in an item called "accumulated translation effect."

d) At the time of consolidating or using the equity method, any variation between the equity of the foreign operation and the recognized investment in the foreign operation must be recorded in comprehensive result as accumulated translation effect, within equity included in the consolidated financial statements.

Investments in non-consolidated subsidiary companies and affiliates are accounted for in accordance with paragraph h.of this note. Other non-material subsidiary companies and affiliates are valued at acquisition cost and, based upon their relative importance to the total assets and income of PEMEX, are not consolidated nor accounted for under the equity method.

c. Long-term productive infrastructure projects (PIDIREGAS)

Until December 31, 2008, PEMEX's investment in long-term productive infrastructure projects ("PIDIREGAS") and related liabilities were initially recorded in accordance with *Normas Específicas de Información Financiera Gubernamental para el Sector Paraestatal* (Specific Standards for Governmental Financial Information of the State-owned Sector, or "NEIFGSP") 009 ("NEIFGSP 009"), applicable to *Entidades Paraestatales de la Administración Pública Federal* (State-owned Entities of the Federal Public Administration), which requires recording only those liabilities maturing in less than two years.

For the purposes of these consolidated financial statements and in accordance with Mexican FRS, all accounts related to PIDIREGAS were incorporated into the consolidated financial statements and all effects of NEIFGSP 009-B were therefore eliminated.

On November 13, 2008, amendments to the *Ley Federal de Presupuesto y Responsabilidad Hacendaria* (Federal Law of Budget and Fiscal Accountability) were published in the *Diario Oficial de la Federación* (Official Gazette of the Federation), eliminating the PIDIREGAS concept in relation to Petróleos Mexicanos and the Subsidiary Entities.

The main objective of the Master Trust and Fideicomiso F/163 has been to administer financial resources related to PIDIREGAS that have been designated by PEMEX for that purpose. As a result of the amendments to the Federal Law of Budget and Fiscal Accountability described above, the Master Trust will no longer participate in PIDIREGAS financings and Petróleos Mexicanos will assume, as primary obligor, all payment obligations under PIDIREGAS financings entered into by the Master Trust. Substantially all of the debt agreements and indentures of the Master Trust permit, without the consent of the creditors or bondholders, Petróleos Mexicanos to assume, as primary obligor, the obligations of the Master Trust.

d. Exploration and drilling costs

PEMEX uses the successful efforts method of accounting for oil and gas exploration costs. Exploration costs are charged to income when incurred, except that exploratory drilling costs are included in fixed assets, pending determination of proven reserves. Exploration wells more than 12 months old are expensed unless (a) (i) they are in an area requiring major capital expenditure before production can begin, (ii) commercially productive quantities of reserves have been found, and (iii) they are subject to further exploration or appraisal activity in that either drilling of additional exploratory wells is under way or firmly planned for the near future, or (b) proved reserves are recorded within 12 months following the completion of exploratory drilling. Expenses pertaining to the drilling of development wells are capitalized, whether or not successful.

PEMEX makes semi-annual assessments of the amounts included within fixed assets to determine whether capitalization is initially appropriate and can continue. Exploration wells capitalized beyond 12 months are subject to additional scrutiny as to whether the facts and circumstances have changed and therefore whether the conditions described in clauses (a) and (b) of the preceding paragraph no longer apply.

e. Cash and cash equivalents

Cash and cash equivalents consist of checking accounts, foreign currency and other highly liquid instruments. As of the date of these consolidated financial statements, earned interest income and foreign exchange gains or losses are included in the results of operations, under comprehensive financing result.

f. Inventory and cost of sales

Inventories are valued as follows:

I. Crude oil and its derivatives for export: at realizable value, determined on the basis of average export prices at year end.

II. Crude oil, natural gas and their derivatives for domestic sale: at realizable value, in accordance with international market prices at year end.

III. The refined products inventories: at their acquisition or production cost calculated in accordance with crude oil costs and auxiliary materials.

IV. Gas and petrochemicals: at direct standard cost of such products without exceeding their market value.

V. Materials spare parts fittings: at the last purchase price without exceeding their market value.

VI. Materials in transit: at acquisition cost.

PEMEX records the necessary allowances for inventory impairment arising from obsolescence, slow moving inventory and other factors that may indicate that the realization value of inventory may be lower than the recorded value.

g. Cost of sales

Cost of sales is determined by adding to inventories at the beginning of the year the operating cost of oil fields, refineries and plants (including internally-consumed products), the purchase of the refined products and other products, and deducting the value of inventories at the end of the year. As of June 30, 2009 cost of sales also includes the depreciation and amortization expense associated with assets used in operations as well as the expense associated with the reserve for abandonment cost of wells.

h. Investment in shares of non-consolidated subsidiary companies and affiliate companies

Certain non-consolidated subsidiary companies are accounted for under the equity method.

Investments in shares in which PEMEX holds 50% or less of the issuer's capital stock are recorded at cost and, until December 31, 2007, adjusted for inflation using factors derived from the NCPI.

i. Properties, furniture and equipment

Properties, plant and equipment are initially recorded at acquisition cost and, until December 31, 2007, adjusted using factors derived from the NCPI.

Beginning January 1, 2007, assets acquired during the construction or installation phase of a project include the comprehensive financing result associated with assets as part of the value of assets.

Depreciation is calculated using the straight-line method of accounting based on the expected useful lives of the assets, based on calculations from independent appraisals. The annual depreciation rates used by PEMEX are as follows:

	%	Years
Buildings	3	33
Plants and drilling equipment	3-5	20-33
Furniture and fixtures	10-25	4-10
Offshore platforms	4	25
Transportation equipment	4-20	5-25
Pipelines	4	25
Software/computers	10-25	4-10

Related gains or losses from the sale or disposal of fixed assets are recognized in income for the period in which they are incurred. PEMEX amortizes its well assets using the units-of-production ("UOP") method. The amount to be recognized as amortization expense is calculated based upon the number of equivalent barrels of crude oil extracted from each specific field as compared to the field's total proved developed reserves.

The *Reglamento de Trabajos Petroleros* ("Petroleum Works Law") provides that once a well turns out to be dry, is invaded with salt water, is abandoned due to mechanical failure or when the well's production has been depleted such that abandonment is necessary due to economic unfeasibility of production, it must be plugged to ensure the maintenance of sanitary and safe conditions and to prevent the seepage of hydrocarbons to the surface. All activities required for plugging a well are undertaken for the purpose of properly and definitively isolating the cross formations in the perforation that contains oil, gas or water, in order to ensure that hydrocarbons do not seep to the surface. This law also requires that PEMEX obtains approval from the Ministry of Energy for the dismantlement of hydrocarbon installations, either for the purpose of replacing them with new installations or for permanent retirement.

The costs related to wells subject to abandonment and dismantlement are recorded at their present values as liabilities on a discounted basis when incurred, which is typically at the time the wells first start drilling. The amounts recorded for these obligations are initially recorded by capitalizing the respective costs. Over time the liabilities will be accreted by the change in their present value during each period and the initial capitalized costs will be depreciated over the useful lives of the related assets based on the UOP method. In the case of non-producing wells subject to abandonment and dismantlement, the full dismantlement and abandonment cost is recognized at the end of each period.

The carrying value of these long-lived assets is subject to an annual impairment assessment (see Notes 3j.).

j. Impairment of the value of long-lived assets

PEMEX evaluates periodically the values of long-lived assets to determine whether there is any indication of potential impairment. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net revenues expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated net revenues, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

k. Accruals

PEMEX recognizes, based on management estimates, accruals for those present obligations for which the transfer of assets or the rendering of services is probable and arises as a consequence of past events, primarily the payment of salaries and other employee payments as well as environmental liabilities; in certain cases, such amounts are recorded at their present value.

l. Employee Benefits

Effective January 1, 2008, PEMEX adopted the provisions of FRS D-3 "Employee Benefits," issued by the CINIF which has the principal objective of anticipating the recognition of the liabilities generated with respect to the benefits provided to employees.

The accumulated benefits related to pensions, seniority premiums, other post-retirement benefits and employment termination for causes other than restructuring, to which all employees are entitled, are recorded in the statement of operations of each year based on actuarial valuations performed by independent experts, using the projected unit-credit method (see Note 12).

The amortization periods of the unamortized items are as follows:

- Retirement benefits:
    i. Initial transition liability and salary increases due to promotions, in a maximum of five years.
    ii. Plan amendments and actuarial gains and losses for the period, in the employees' average remaining labor life.
- Termination benefits:
    i. Initial transition liability and plan amendments, in a maximum of five years.
    ii. Salary increases due to promotions, in a maximum of one year.
    iii. Actuarial gains and losses, immediate recognition.

As of December 31, 2008, the employees' average remaining labor life of the employees entitled to benefits in the plan was approximately 10 years. PEMEX incorporates the effect of its labor obligations into these consolidated financial statements.

The plan for other post-retirement benefits includes medical services for retired personnel and their dependents, as well as benefits in cash for gas, gasoline and basic necessities.

m. Derivative financial instruments and hedging operations

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10, "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provide expanded guidance for the recognition, valuation and disclosure applicable to derivative financial instruments designed as hedges and embedded derivatives.

As of June 30, 2009 and 2008, derivative financial instruments shown in the balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10.

n. Financial instruments with characteristics of liability, equity or both

Financial instruments issued by PEMEX with characteristics of equity or liabilities, or both, are recorded at the time of issuance as a liability, equity or both, depending on the components involved. Initial costs incurred in the issuance of those instruments are assigned to liabilities and equity in the same proportion as the amounts of their components. Gains or losses related to the components of financial instruments classified as liabilities are recorded as part of comprehensive financing result. The distribution of profits to the owners of the components of financial instruments classified as equity is charged to equity.

o. Restatement of equity, other contributions and retained earnings

As of December 31, 2007, the restatement of equity, other contributions and accumulated losses is determined by applying factors derived from the NCPI from the dates of contributions to the most recent year end.

p. Surplus in the restatement of equity

Until December 31, 2007, the surplus in the restatement of equity represented the cumulative results from the initial net monetary position and the results from holding non-monetary assets (mainly inventories and properties and equipment), restated in Mexican pesos with purchasing power as of the most recent balance sheet date. In 2008, the surplus in the restatement of equity was reclassified to accumulated results.

q. Taxes and federal duties

Petróleos Mexicanos and the Subsidiary Entities are subject to special tax laws, which are based mainly on petroleum production, price forecasts and revenues from oil and refined products. Petróleos Mexicanos and the Subsidiary Entities are not subject to the *Ley del Impuesto Sobre la Renta* ("Income Tax Law") or the *Ley del Impuesto Empresarial a Tasa Única* ("Flat Rate Business Tax").

r. Special Tax on Production and Services ("IEPS Tax")

The IEPS Tax charged to customers is a tax on domestic sales of gasoline and diesel. The applicable rates depend on, among other factors, the product, producer's price, freight costs, commissions and the region in which the respective product is sold.

s. Revenue recognition

For all export products, risk of loss and ownership (title) is transferred upon shipment, and thus PEMEX records sales revenue upon shipment to customers abroad. In the case of certain domestic sales in which the customer takes product delivery at a PEMEX facility, sales revenues are recorded at the time of delivery. For domestic sales in which PEMEX is responsible for product delivery, risk of loss and ownership is transferred at the delivery point, and PEMEX records sales revenue upon delivery.

t. Comprehensive result

Comprehensive result represents the sum of net income (loss) for the period plus the accumulated translation effect. It includes the effect of valuation of financial instruments designated as cash flow hedges, the equity effect of the employee benefits provision and items required by specific accounting standards to be reflected in equity, but which do not constitute equity contributions, reductions or distributions, and until December 31, 2007, comprehensive result included the effects of inflation restatement of equity on the basis of NCPI factors.

u. Comprehensive financing result

Comprehensive financing result includes interest income and expense, foreign exchange gains and losses, and, until March 31, 2009 the gain or loss attributable to the effects of inflation on monetary assets and liabilities, minus any portion of the comprehensive financing result capitalized during the period.

Transactions in foreign currency are recorded at the exchange rate prevailing on the date of settlement. Foreign currency assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Exchange differences arising from assets and liabilities denominated in foreign currencies are recorded in the statement of operations for the year.

Until December 31, 2007 the monetary effect presented was determined by multiplying the difference between monetary assets and liabilities at the beginning of each month, including deferred taxes, by inflation rates through year end. The aggregate of these results represents the monetary gain or loss for the year arising from inflation, which was reported in the statement of operations for the year.

v. Contingencies

Liabilities for loss contingencies are recorded when it is probable that a liability has been incurred and the amount thereof can be reasonably estimated. When a reasonable estimation cannot be made, qualitative disclosure is provided in the notes to the consolidated financial statements. Contingent revenues, earnings or assets are not recognized until realization is assured.

w. Deferred taxes

Deferred taxes are recorded based on the assets and liabilities method, which consists of the recognition of deferred taxes by applying the tax rate to the temporary differences between accounting and the tax basis of assets and liabilities. Based on the new fiscal regime enacted in 2005 and applicable to Petróleos Mexicanos and the Subsidiary Entities effective January 1, 2006, Pemex-Gas and Basic Petrochemicals established a deferred tax liability primarily as the result of temporary differences related to advances from customers, accruals and fixed assets. In addition, certain Subsidiary Companies have historically recorded deferred tax liabilities.

6. Foreign currency position

As of June 30, 2009 and 2008, the consolidated financial statements of PEMEX include monetary assets and liabilities in foreign currency as follows:

Amounts in foreign currency (Thousands)				
Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos

	Assets	Liabilities	Net (liability)/asset position	Period-end exchange rate	Amounts in pesos
As of June 30, 2009:					
U.S. dollars	**20,807,866**	**(57,010,388)**	**(36,202,522)**	**13.17220**	**(Ps. 476,866,860)**
Japanese yen.............	**139**	**(219,507,698)**	**(219,507,559)**	**0.13660**	**(29,984,733)**
Pounds sterling	**3,482**	**(758,189)**	**(754,707)**	**21.68935**	**(16,369,104)**
Euros.........................	**2,866**	**(3,181,237)**	**(3,178,371)**	**18.47796**	**(58,729,812)**
Canadian dollar.........	**79**	**(2,209)**	**(2,130)**	**11.04630**	**(23,529)**
Net liability foreign currency position before foreign currency hedging...					**(Ps.581,974,038)**

	Amounts in foreign currency (Thousands)				
	Assets	**Liabilities**	**Net (liability)/asset position**	**Period-end exchange rate**	**Amounts in pesos**
As of June 30, 2008:					
U.S. dollars	18,823,097	(39,058,382)	(20,235,285)	10.3069	(208,563,059)
Japanese yen	0	(187,805,529)	(187,805,529)	0.0973	(18,273,478)
Pounds sterling	524	(417,130)	(416,606)	20.5200	(8,548,759)
Euros.......................	26,123	(4,701,490)	(4,675,367)	16.2457	(75,954,797)
Swedish francs		(39)	(39)	9.3639	(365)
Canadian dollar........	41	(4,296)	(4,255)	10.4543	(44,483)
Net liability foreign currency position before foreign currency hedging......					(Ps.311,384,941)

7. Cash and cash equivalents

As of June 30, 2009 and 2008, cash and cash equivalents are as follows:

	As of June 30, 2009	As of June 30, 2008
Cash in banks	**Ps. 89,023,850**	**Ps. 51,504,208**
Other highly liquid instruments....................	**68,398,581**	**70,070,135**
	Ps. 157,422,431	**Ps. 121,574,343**

8. Accounts, notes receivable and other, net

As of June 30, 2009 and 2008, the accounts receivable are as follows:

	As of June 30, 2009	As of June 30, 2008
Trade-domestic	**Ps. 41,108,752**	**Ps. 54,481,853**
Trade-foreign	**26,472,708**	**48,936,480**
Minimum guaranteed dividends paid	**-**	**4,270,225**

Employees and officers	4,191,309	3,986,496
Specific funds	39,554,051	13,206,012
Duty paid in excess	1,731,034	1,169,073
Advance payments of taxes	4,929,817	-
Other accounts receivable	55,951,608	70,014,210
Less:	-	-
Allowance for doubtful accounts	(1,411,588)	(2,682,820)
Total	Ps. 172,527,690	Ps. 193,381,529

9. Inventories

As of June 30, 2009 and 2008, inventories are as follows:

	As of June 30, 2009	As of June 30, 2008
Crude oil, refined products, derivatives and petrochemical products	Ps. 72,765,129	Ps. 112,386,414
Materials and supplies in stock	5,738,181	5,295,354
Materials and products in transit	57,817	32,315
Less:		
Allowance for slow-moving and obsolete inventory	(1,315,589)	(1,199,509)
Total	Ps. 77,245,538	Ps. 116,514,574

10. Property, plant and equipment

As of June 30, 2009 and 2008, the balances of property, plant and equipment, net of accumulated depreciation and amortization, are as follows:

	2009	2008
Buildings	Ps. 54,453,685	Ps. 48,436,270
Wells	614,665,649	499,886,148
Plants	409,397,066	406,012,179
Drilling equipment	23,270,132	22,549,172
Furniture and equipment	37,569,402	36,336,916
Transportation equipment	14,672,002	13,612,505
Offshore platforms	178,554,909	164,574,101
Pipelines	300,280,733	306,424,657
Financing lease	3,075,192	0
	1,636,638,770	1,497,831,948
Accumulated depreciation and amortization	(888,848,472)	(807,148,580)
	747,790,298	690,683,368
Land	39,276,774	39,938,057
Fixed assets to be disposed of	1,074,539	814,100
Construction in progress	104,325,993	85,765,370
Total	Ps. 892,467,605	Ps. 817,200,895

The depreciation of fixed assets and amortization of wells at June 30, 2009 and 2008 recognized in cost and operating expenses was Ps. 40,131,300 and Ps. 42,567,600, respectively.

11. Long-term debt

In the period from January 1 to June 30, 2009, the significant financing activities of Petróleos Mexicanos were as follows:

On January 21, 2009, Petróleos Mexicanos borrowed U.S. $984,000 under its syndicated revolving credit line established on September 7, 2007.

On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000 of 8.00% Notes due 2019; the notes were issued under Petróleos Mexicanos' Medium-Term Notes Program, Series C.

On March 26, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 2,500,000 and bearing interest at a floating rate; the loan matures in March 2010.

On April 3, 2009 Petróleos Mexicanos issued in the domestic market Ps. 10,000,000 of publicly traded notes, in two tranches; one at a variable rate for Ps. 6,000,000 and three year maturity and the other tranche at a fixed rate for Ps. 4,000,000 and seven year maturity. These notes were issued under Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On May 22, 2009 Petróleos Mexicanos issued, in the domestic market, Ps. 10,000,000 of publicly traded notes in two tranches; one at a variable rate for Ps. 6,500,000 and three year maturity and the other tranche at a fixed rate for Ps. 3,500,000 and seven year maturity. These notes were issued under the Petróleos Mexicanos' Ps. 70,000,000 Notes program.

On June 2, 2009, Petróleos Mexicanos issued £350,000 of 8.25% Notes due 2022; the notes were issued under Petróleos Mexicanos' U.S.$7,000,000 Medium-Term Notes Program, Series C.

On June 18, 2009, Petróleos Mexicanos obtained, in the Mexican market, a bank loan for a total of Ps. 6,750,000 at a floating rate; the loan matures in June 2011.

On June 26, 2009, Petróleos Mexicanos obtained U.S. $6,000,000 under its syndicated revolving credit line established in 2007.

12. Comprehensive loss

The comprehensive loss as of and for the three-month period ended June 30, 2009 and 2008 is set forth below:

		2009		2008
Net loss for the six-month period and year end	Ps.	(25,839,569)	Ps.	19,948,319
Derivative financial instruments		(1,359,244)		4,825,060
Accumulated conversion effect..................................		1,525,987		(3,940,664)
Comprehensive loss as of the end of the period and year	Ps.	(22,954,338)	Ps.	20,832,715

13. Commitments

PEMEX has entered into a nitrogen supply contract for the pressure maintenance program at the Cantarell complex. During 2007, PEMEX entered into an additional contract with the purpose of supplying nitrogen to the Ku-Maloob-Zaap complex, and extending the original contract until 2027. As of June 30, 2009 and 2008, the value of the nitrogen to be supplied during the term of the contracts was approximately Ps. 16,302,335 and Ps. 17,827,350, respectively. In the event of the rescission of the contract and depending on the circumstances, PEMEX has the right and obligation to acquire the vendor's nitrogen production plant under the terms of the contract.

The estimated future payments are as follows:

	As of June 30, 2009
2009	Ps. 367,590
2010	2,024,853
2011	2,024,162
2012	2,073,260
2013	1,404,739
Over 5 years	9,916,746
Total	Ps. 17,827,350

During 2008, PEMEX entered into a contract for the supply of nitrogen to maintain pressure in the Jujo-Tecominoacán field in the Southern Region; this contract expires in 2017. As of June 30, 2009, the estimated value of the nitrogen to be supplied during the remaining term of the contract amounts to Ps. 2,344,998.

In the event of early termination of the contract, PEMEX will be bound to pay only for services received and certain non-recoverable expenditures under the terms specified in the contract.

The estimated future payments under this contract are as follows:

	As of June 30, 2009
2009 remaining quarters	Ps. 260,775
2010	517,099
2011	517,099
2012	484,305
2013 to 2017	565,722

Total	Ps.	2,344,998

As of June 30, 2009, PEMEX entered into Financed Public Work Contracts ("FPWCs") at different times until 2024, for a total contracted amount of U.S.$ 7,715,323.

At June 30, 2008 and 2009, PEMEX had contracts with various contractors for an estimated amount of Ps. 478,842,117 and Ps. 301,665,072, respectively, for the development of various infrastructures works.

PEMEX, through PMI, enters into sale contracts for crude oil with foreign companies in international markets. The terms and conditions of these contracts are specific to each customer, and the contract durations vary, including evergreen contracts and long-term contracts.

14. Contingencies

a. In the ordinary course of its business, PEMEX is involved in a number of lawsuits of various types. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. This accrual is disclosed below.

(a) PEMEX is subject to the provisions of the *Ley General del Equilibrio Ecológico y la Protección al Ambiente* (General Law on Ecological Equilibrium and Environmental Protection). To comply with this law, environmental audits PEMEX´s larger operating, storage and transportation facilities have been or are being conducted. Following the completion of such audits, PEMEX signed various agreements with the *Procuraduría Federal de Protección al Ambiente* (Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remediation and improve environmental plans. Such plans contemplate remediation for environmental damages, as well as related investments for the improvement of equipment, maintenance, labor and materials.

As of June 30, 2009 and 2008, the reserve for environmental remediation expenses totaled Ps. 3,763,825 and Ps. 2,062,076, respectively.

(b) PEMEX is involved in various civil, tax, criminal, labor, commercial, arbitration and administrative lawsuits, the final resolution of which is pending as of the date of this report. At June 30, 2009, PEMEX had accrued Ps. 12,005,033 related to these contingent liabilities.

Based on the information available, the total claim amount for these lawsuits totals approximately Ps. 48,719,454 at June 30, 2009. Below we disclose information about our main lawsuits:

In September 2001, CONPROCA, the construction company performing construction and maintenance services for Pemex-Refining's Cadereyta refinery, filed a claim for arbitration before the International Court of Arbitration of the International Chamber of Commerce (the "ICA") against Pemex-Refining and Petróleos Mexicanos (No. 11760/KGA) related to expenses incurred by CONPROCA for, among others, additional work performed and value added. The claim filed by CONPROCA was for U.S. $633,142 and Pemex-Refining and Petróleos Mexicanos filed a counterclaim in the amount of U.S. $907,659 (including value added tax). On December 17, 2008, the ICA issued a general liability award in favor of CONPROCA without specifying an amount to be paid by Pemex-Refining or Petróleos Mexicanos. A stage to determine the amount of liability is still pending.

In December 2004, Corporación Mexicana de Mantenimiento Integral, S. de R.L. de C.V. ("COMMISA") filed an arbitration claim before the ICA against Pemex-Exploration and Production (arbitration related to the project IPC-01) for, among other things, a breach of a construction agreement in connection with two platforms in the Cantarell complex. The detailed claim filed by COMMISA on January 26, 2007 seeks damages of U.S. $319,920 and Ps. 37,209. Pemex-Exploration and Production has responded to the claim and filed a counterclaim against COMMISA, seeking U.S. $125,897 and Ps. 41,513. On May 15, 2009, the ICA notified the parties that it would not issue a final award until August 31, 2009.

On December 7, 2005, Pemex-Refining was summoned before the *Juzgado Quinto de Distrito en Materia Civil* (Fifth Civil District Court) in the Federal District in connection with a claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. (No. 262/2005-II) seeking approximately Ps. 1,647,629 in damages for, among other claims, the suspension of an existing tank truck transportation agreement. A final judgment was issued on June 6, 2008 in which payments for damages were denied. Both parties then filed appeals before the Third Unit Civil and Administrative Court of the First Circuit in the Federal District. On December 22, 2008, the final judgment was confirmed. Both parties filed *amparos* against this resolution, and the *amparo* filed by Pemex-Refining was granted in its favor, meaning the plaintiff was ordered to pay expenses and court fees. The plaintiff in turn filed an *amparo* (No. 271/2009) before the *Décimo Cuarto Tribunal Colegiado del Primer Circuito* (Fourteenth Joint Court of the First Circuit) and a complaint motion. A final resolution is still pending.

On December 15, 2005, Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C. filed an additional claim before the Fifth Civil District Court in the Federal District (No. 271/2005-I), asserting that Pemex-Refining should authorize the plaintiff to replace tank trucks older than ten years, register these new tank trucks and assign a cargo to each of them pursuant to the above-mentioned transportation agreement. A final judgment against Pemex-Refining was issued on April 29, 2008. On May 20, 2008, Pemex-Refining filed an appeal which was accepted before the *Primer Tribunal Unitario en Materias Civil y Administrativa* (First Unit Civil and Administrative Court) in the Federal District (No. 425/2008). The plaintiff filed a motion to void the appeal, arguing that the appeal was not properly executed. On September 10, 2008, Pemex-Refining filed an *amparo*, which was granted in its favor, stating that the First Unit Civil and Administrative Court did not have jurisdiction to resolve this motion. The plaintiff then filed a motion against the admission of Pemex-Refining's appeal, but that motion was denied on May 21, 2009. On June 18, 2009 the amparo granted in favor of Pemex-Refining was confirmed. As of the date of this report, a final resolution is still pending.

On October 31, 2007, Pemex-Refining was summoned before the Fifth Civil District Court in the Federal District in connection with a civil claim filed by Asociación de Transportistas al Servicio de Petróleos Mexicanos, Clientes o Empresas Sustitutos, A.C., seeking a judgment declaring the breach of a services agreement dated March 26, 1993 and monetary damages. Pemex-Refining filed a response to this claim on May 27, 2008. On September 22, 2008, a final hearing was held, and on April 21, 2009, a final judgment was issued in favor of Pemex-Refining. On May 12, 2009, both parties filed an appeal against this judgment. As of the date of this report, a resolution is still pending.

On August 20, 2007, Petróleos Mexicanos and Pemex-Refining were summoned before the *Juzgado Decimocuarto de Distrito del Décimo Circuito* (Fourteenth District Court of the Tenth Circuit) in Coatzacoalcos, Veracruz (No. 12/2007) in connection with a civil claim filed by Leoba Rueda Nava, seeking approximately Ps. 2,364,838 for, among other things, civil liability and damages resulting from the pollution of land used to store oil waste in accordance with an agreement entered into in 1987 by and among the plaintiff, Petróleos Mexicanos and Pemex-Refining. As of the date of this report, the evidentiary stages have been completed. A final hearing is still pending.

In January 2006, Tejas Gas de Toluca, S. de R.L. de C.V. commenced an arbitration proceeding against Gas Natural México, S.A. de C.V. and Pemex-Gas and Basic Petrochemicals, seeking, among other things, compliance with a transportation agreement and its amendments dated February 2001 and November 2001. This agreement was entered into for the operation of the Palmillas-Toluca pipeline. In April 2009, the ICA ordered that the parties report on the results of their negotiations to resolve the claim no later than July 19, 2009. If an agreement were not reached among the parties by that time, the ICA would schedule an evidentiary hearing.

In December 2003, Unión de Sistemas Industriales, S.A. de C.V. filed a claim in the *Juzgado Tercero de Distrito en Materia Civil* (Third Civil District Court) in the Federal District against Pemex-Refining seeking approximately Ps. 393,095 (No. 202/2003) for, among other things, work performed and not paid under a construction agreement. In October 2004, Pemex-Refining responded to this claim, and the evidentiary stage of the trial was completed thereafter. A final hearing was held on November 18, 2008, and on March 6, 2009 a final judgment was issued in favor of Unión de Sistemas Industriales, S.A. de C.V. Pemex-Refining was ordered under this judgment to pay Ps. 89,300 plus financial expenses. On May 13, 2009, Pemex-Refining filed an appeal (No. 204/2009) against the judgment, along with related objections, before the *Segundo Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Second Unit Civil and Administrative Court of the First Circuit) in the Federal District. On June 5, 2009, Unión de Sistemas Industriales, S.A. de C.V. filed its own objections to the judgment. As of this date, the resolution is still pending.

On August 16, 2006, two *amparos* (No. 723/2006 and No. 724/2006) were filed by Minera Carbonífera Río Escondido, S.A. de C.V. and Minerales Monclova, S.A. de C.V. before the Juzgado Cuarto de Distrito en Materia Administrativa (Fourth Administrative District Court) in the Federal District alleging that Pemex-Exploration and Production had violated their constitutional rights through the execution of development, infrastructure and maintenance works in non-associated gas fields under a public works contract (No. 414105826), and seeking a modification of the Regulatory Law. The purpose of this contract is to explore non-associated gas in the same fields where the plaintiffs have their mining concessions. The plaintiffs argue they have a right to exploit gas found in the fields located in the area of their mining concessions. An expert's opinion on geology to be filed by Pemex-Exploration and Production is still pending, as is a constitutional hearing which is scheduled for July 21, 2009.

As of the date of this report, only one of the several claims filed by a group of Congressmen from the LIXth Legislature related to the FPWC program remains pending. Pemex-Exploration and Production has obtained favorable judgments in the other similar claims filed by these plaintiffs.

This remaining claim (No. 226/2004) is related to the FPWC entered into between Pemex-Exploration and Production and PTD Servicios Múltiples, S. de R.L. de C.V. for the Cuervito natural gas production block, and was filed before the *Juzgado Noveno de Distrito en Materia Civil del Distrito Federal* (Ninth Civil District Court of the Federal District). The claim does not seek monetary relief, but instead to prevent the performance of this FPWC through a declaration that it is void based on the alleged violation of Article 27 of the Political Constitution of the United Mexican States. On December 13, 2007, Pemex-Exploration and Production filed a motion arguing a lack of standing on the part of the plaintiffs due to the termination of their positions as Congressmen. On May 15, 2008, the motion was denied and Pemex-Exploration and Production filed an appeal against this resolution. On July 7, 2008, that appeal was denied and Pemex-Exploration and Production filed a form of constitutional relief known as an amparo against the resolution. This *amparo*, on October 31, 2008, was also denied. On September 24, 2008, Petróleo Brasileiro, S. de R. L. de C.V., one of the contractors on the FPWC, had filed its own *amparo* (No. 104/2008) before the *Tercer Tribunal Unitario en Materias Civil y Administrativa del Primer Circuito* (Third Unit Civil and Administrative Court of the First Circuit) in the Federal District against the resolution regarding the plaintiffs' standing, but that amparo was also denied. Petróleo Brasileiro, S. de R. L. de C.V. thereafter filed a revised motion against the resolution before the *Octavo Tribunal Colegiado* (Eighth Joint Court), which also was denied. A final resolution is still pending.

In January 1993, Pemex-Refining entered into a joint venture with Impulsora Jalisciense, S.A. de C.V. (Impulsora) to establish a new company called Mexicana de Lubricantes, S.A. de C.V. (Mexicana de Lubricantes), which manufactures, bottles and distributes PEMEX's automotive and industrial lubricants and greases. Pemex-Refining has a 49% participation in this venture, which has contributed to PEMEX's increased participation in the lubricants market both in Mexico and abroad. Currently, Pemex-Refining is involved in certain litigation and administrative proceedings in connection with this joint venture, including the following:

On December 5, 2005, Impulsora filed an *amparo* (No. 1519/2005) before the *Juzgado Quinto de Distrito en Materia Administrativa* (Fifth Administrative District Court) in the state of Jalisco, in connection with a constitutional claim related to a proposed model franchise agreement to be executed by Pemex-Refining with the service stations of Mexico. This proceeding has been joined with a pending proceeding filed by Bardahl de México, S.A. de C.V. (Bardahl), a competitor in the lubricants market, which claims that it is the owner of the "Mexlub" trademark. Bardahl seeks a ruling under which it would be permitted to sell its products in the service stations, thereby eliminating the exclusivity of Mexicana de Lubricantes' rights to sell its lubricants. On December 9, 2008, a constitutional hearing was held. On March 9, 2009, both the proceeding and an *amparo* filed by Bardahl were denied. Impulsora and Bardahl have filed appeals against this resolution. As of the date of this report, a final judgment is still pending.

On June 7, 2006, Pemex-Refining filed a criminal complaint before the Office of the Federal Attorney General for fraud allegedly committed by members of the board of directors of Mexicana de Lubricantes. As of the date of this report, the matter is still under investigation. Experts′ accounting opinions requested by the Federal Attorney General are still pending.

On December 26, 2005, Pemex-Refining filed a commercial claim (No. 127/2005) against Mexicana de Lubricantes before the *Juzgado Segundo de Distrito en Materia Civil* (Second Civil District Court) in the state of Jalisco to compel Impulsora to convene a general shareholders' meeting to discuss Mexicana de Lubricantes' financial information as well as the appointment of its new board members and comptroller. On June 29, 2007, a judgment was issued in favor of Pemex-Refining and Mexicana de Lubricantes was ordered to convene a general shareholders' meeting but not ordered to pay any damages. Both parties appealed this judgment before the *Primer Tribunal Unitario del Tercer Circuito* (First Unit Court of the Third Circuit) and the judgment was withdrawn. An *amparo* filed by Pemex-Refining was granted and the judgment was confirmed. Mexicana de Lubricantes subsequently filed an *amparo*, which was granted only in connection with expenses and court fees. A final resolution is still pending.

On October 17, 2006, Pemex-Refining filed a commercial claim (No. 222/2006) against Impulsora before the *Juzgado Octavo de Distrito en Materia Civil* (Eight Civil District Court) in Mexico City, pursuant to which Pemex-Refining is seeking to enforce its contractual right to exercise a purchase option of the Mexicana de Lubricantes shares owned by Impulsora. Impulsora has filed a counterclaim asserting that Pemex-Refining does not have this right under the relevant agreement. The trial is currently in the evidentiary stage. On September 23, 2008 Pemex-Refining filed an expert's opinion related to accounting issues. An expert was appointed to provide an opinion for the defendant, which is still pending. Pemex-Refining filed as evidence the financial statements of Mexicana de Lubricantes for the years 2001-2004 but this evidence was rejected. Pemex-Refining filed an appeal before *the Segundo Tribunal Unitario en Materia Civil y Administrativa* (Second Unit Civil and Administrative Court) in the Federal District (No. 436/2007) which was denied. On February 14, 2008, Pemex-Refining filed an *amparo* before the *Primer Tribunal Unitario en Materia Civil y Administrativa* (First Unit Civil and Administrative Court) in the Federal District (No. 17/2008) which was denied. On February 27, 2008, Pemex-Refining filed a revised motion before the *Sexto Tribunal Colegiado en Materia Civil del Primer Circuito* (Sixth Joint Civil Court of the First Circuit) which was denied on April 3, 2008.

On March 28, 2008, Mexicana de Lubricantes filed a commercial claim (No. 28/2007) against Pemex-Refining before the *Juzgado Primero de Distrito en Materia Civil* (First Civil District Court) in the Federal District seeking, among other things, a judgment declaring null and void any advance termination or cancellation of the following agreements executed between Mexicana de Lubricantes and Pemex-Refining: (i) a license and trademark contract; (ii) a basic greases supply contract; and (iii) a contract for the manufacture of lubricants and greases for Petróleos Mexicanos and the subsidiary entities. Mexicana de Lubricantes filed a motion alleging that the authorized representative of Pemex-Refining did not have the authority to represent Pemex-Refining. On July 4, 2008, a resolution was issued stating that the power-of-attorney filed by Pemex-Refining contained some irregularities. In July 2008, Pemex-Refining filed an appeal of this resolution (No. 504/2008) before the First Unit Civil and Administrative Court. On November 24, 2008, a resolution affirming the judgment was issued. Pemex-Refining filed an *amparo* (No. 130/2008) before the *Tercer Tribunal Unitario en Materia Civil* (Third Unitary Civil Court), which was granted on December 24, 2008. An additional *amparo* was filed by Pemex-Refining before the Third Unitary Civil Court (No. 133/2008) against the resolution, and this was granted on June 6, 2009. Mexicana de Lubricantes filed a revised motion against the granting of the *amparo* before the *Noveno Tribunal Colegiado en Materia Civil del Primer Circuito* (Ninth Joint Civil Court of the First Circuit) which confirmed such *amparo*. The trial is in the evidentiary stages. The plaintiff filed its accounting estimation. The First Unit Court rejected the evidence filed by Pemex-Refining. A final resolution is still pending.

On April 30, 2008, in connection with administrative proceedings pending before the *Comisión Federal de Competencia* (Federal Competition Commission), the *Juzgado Sexto de Distrito en Materia Administrativa* (Sixth Administrative District Court) in the Federal District declared unconstitutional a resolution (the Resolution) that the Federal Competition Commission had issued on December 7, 2007, prohibiting Pemex-Refining from engaging in anti-competitive practices in relation to certain exclusivity agreements executed with service stations, and imposing on Pemex-Refining a fine of 1,500 daily minimum wage units per day until such agreements were brought into compliance. On May 6, 2008, the Sixth Administrative District Court ordered a definitive suspension of the Federal Competition Commission's Resolution. On May 20, 2008, Impulsora and Mexicana de Lubricantes filed motions as injured third parties. On May 27, 2008, the Federal Competition Commission filed a revised motion against the resolution granting the definitive suspension. On April 30, 2008, an *amparo* was granted in favor of Pemex-Refining, declaring unconstitutional the Resolution issued by the Federal Competition Commission. The Federal Competition Commission filed a revised motion (No. R.A. 246/2008) before the *Décimo Tribunal Colegiado del Primer Circuito* (Tenth Joint Court of the First Circuit) objecting to the *amparo*, but that motion was denied. The Federal Competition Commission, Impulsora and Mexicana de Lubricantes filed revised motions against this resolution, and on January 28, 2009 Pemex-Refining filed its pleadings. A final resolution is still pending.

The result of these proceedings is uncertain since their final resolution will be issued by the appropriate authorities.

15. Business segment information

PEMEX conducts a variety of business activities, including the exploration and production of crude oil and natural gas as well as the processing and distribution of refined and petrochemical products. The principal business segment information, without considering eliminations for consolidation, is as follows:

As of June 30, 2009 and for the six-month period then ended

	Exploración y Producción	Refinación	Gas y Petroq. Básica	Petroquímica	Corporativo y Cías Subsidiarias	Eliminaciones	Saldos Consolidados
Trade income:							
External Costumers		208,399,127	55,931,786	8,813,382	210,020,608	0	483,164,903
Intersegments	352,786,842	27,483,767	30,292,450	16,386,132	108,538,282	-535,487,473	0
Income services	0	1,736,333	0	0	1,569,326	-559,993	2,745,666
Gain (loss) gross	249,449,566	653,083	6,333,609	-4,773,438	27,668,588	-20,455,372	258,876,036
Operating gain (loss)	234,148,557	-20,076,739	297,593	-9,993,928	9,587,873	212,418	214,175,774
Net gain (loss)	-4,172,210	-27,397,394	1,204,455	-9,842,775	-11,883,837	31,688,194	-20,403,567
Comprenhensive financing result	-13,833,800	-5,731,027	1,097,022	83,484	13,873,688	-5,569,972	-10,080,605
Depreciation y amortization	35,482,712	4,436,336	1,759,632	566,860	322,060	0	42,567,600
Net cost of period for employee benefits	16,440,604	16,225,384	3,627,598	4,488,886	7,402,638	0	48,185,110
Taxes and duties	224,207,492	1,310,019	747,852	133,828	4,093,698	0	230,492,889
Total assets	1,404,135,933	392,145,615	134,009,184	72,614,354	1,965,347,869	-2,644,782,080	1,323,470,875
Current assets	753,886,958	210,640,024	90,563,906	55,772,814	1,119,575,385	-1,823,243,427	407,195,660
Investing in shares and values	539,673	157,094	1,515,760	0	334,204,476	-325,908,535	10,508,468
Fixed assets	648,874,407	179,210,564	41,670,476	16,526,074	9,160,618	0	895,442,139
Adquisition of fixed assets	79,842,800	15,633,200	393,800	1,002,300	640,400	0	97,512,500
Short-term liabilities	448,604,281	210,537,777	32,575,414	7,723,858	910,417,605	-1,393,614,739	216,244,196
Reserve of employee benefits	181,475,468	178,464,829	44,879,745	49,643,530	69,351,520	0	523,815,092
Total liabilities	1,135,407,595	435,194,653	85,122,539	58,439,093	1,909,297,544	-2,318,866,111	1,304,595,313
Equity	268,728,339	-43,049,038	48,886,645	14,175,262	56,050,325	-325,915,970	18,875,563

As of June 30, 2008
Trade Income:

	Exploración y Producción	Refinación	Gas y Petroq. Básica	Petroquímica	Corporativo y Cías Subsidiarias	Eliminaciones	Saldos Consolidados
Trade income:							
External Costumers		240,728,793	87,062,688	13,834,307	350,870,814	0	692,496,602
Intersegments	608,886,769	27,847,802	54,354,257	27,491,156	166,742,871	-885,322,855	0
Income services	0	0	0	0	903,321	-360,532	542,789
Gain (loss) gross	513,997,760	-108,562,660	7,327,362	-4,087,902	25,685,303	-19,926,523	414,433,340
Operating gain (loss)	497,639,358	-131,363,934	1,843,247	-11,510,395	4,482,881	-920,086	360,171,071
Net gain (loss)	57,945,283	-42,623,755	2,633,650	-10,771,590	26,586,374	-13,821,608	19,948,354
Comprenhensive financing result	13,510,997	1,689,734	-1,752,735	-436,276	-6,228,846	596,619	7,379,493
Depreciation y amortization	32,953,650	4,571,272	1,739,939	560,094	306,296	0	40,131,251
Net cost of period for employee benefits	24,769,754	25,765,523	5,608,156	7,429,705	11,359,531	0	74,932,669
Taxes and duties	427,453,994	2,171,107	1,358,042	137,846	2,207,361	0	433,328,350
Total assets	1,276,092,156	403,090,692	138,925,811	73,820,572	2,532,878,909	-3,131,846,054	1,292,962,086
Current assets	664,689,747	238,956,821	95,938,280	58,266,137	539,341,093	-1,165,721,636	431,470,442
Investing in shares and values	367,106	157,094	1,156,634	0	723,131,225	-690,569,286	34,242,773
Fixed assets	589,581,247	163,605,514	41,554,515	15,298,500	8,091,255	-930,135	817,200,896
Adquisition of fixed assets	54,823,400	5,175,700	1,239,200	397,500	164,700	0	61,800,500
Short-term liabilities	160,396,689	183,862,024	37,409,628	13,354,870	996,992,731	-1,162,788,660	229,227,282
Reserve of employee benefits	159,917,529	156,865,952	37,443,771	43,995,703	60,299,891	0	458,522,846
Total liabilities	963,909,934	387,654,764	86,280,791	58,483,598	2,380,132,976	-2,711,120,359	1,165,341,704
Equity	312,182,222	15,435,929	52,645,020	15,336,974	152,745,934	-420,725,697	127,620,382

16. Services income

Services income is considered in the export sales item in the Income statement, since it is income of the ordinary course of business.

17. Subsequent events

On July 28, 2009, the exchange rate was Ps. 13.2247 per dollar, which represents a 2.0% appreciation in dollar terms as compared to the December 31, 2008 exchange rate which was Ps. 13.5383.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
Integrated Trade System, Inc.	Serv.de procur. en el mercado internal.	8,860	100.00
Kot Insurance Company, AG.	Reaseguradora	7,000,000	100.00
P.M.I. Comercio Internacional, S.A de C.V	Comercializadora Int.de crudo	2,214,241	98.33
P.M.I. Holdings, B.V.	Tenedora de acciones	40	100.00
P.M.I. Holdings Petroleos España, S.L.	Tenedora de acciones	6,200	100.00
P.M.I. Trading, Ltd.	Comercializadora Int. Petrolíferos	4,900	48.51
P.M.I. Marine Ltd.	Compra venta de crudo	230,275	100.00
Mex-Gas Internacional, Ltd.	Comercializadora de gas	1,000	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNER SHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
Deer Park Refining Ltd.	Compañia refinadora	1	0	0	6,939,824
Mexicana de Lubricantes, S.A. de C.V.	Comercializadora de lubricantes	17,879,561	46.85	178,796	157,094
Gasoductos de Chihuahua, S. de R.L. de C.V	Transportaciòn de gas	393,049,321	50.00	393,579	2,128,011
Instalaciones Inmobilidarias para Industrias, S.A	Tenedora de activos	62,167,264	100.00	62,167	1,330,307
Cia. Mexicana de Exploraciones, S.A. de C.V	Exploraciòn de suelos y mares	25,333,847	60.00	8,152	368,852
Pan American Suphur, Ltd.	Almacenaje y distribución de azufre	1,498	99.87	5,271	20,031
Pasco International, Ltd.	Almacenaje de ácido sulfùrico	10,000	100.00	31,007	43,974
Otras inversiones		1	0	0	372,473
Estimación de Fluctuación en Inversiones		1	0	0	-852,098
TOTAL INVESTMENT IN ASSOCIATES				678,972	10,508,468
OTHER PERMANENT INVESTMENTS					0
TOTAL					10,508,468

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

NOTES

LOS MONTOS DE PORCENTAJE DE TENENCIA QUE APARECEN EN CERO SE DEBE A QUE EL SISTEMA AUTOMÁTICAMENTE PONE EN CERO CUANDO NO SE INCORPORA UN DATO.
NO SE INCORPORA DATO DE PORCENTAJE DE TENENCIA PARA OTRAS INVERSIONES, YA QUE ESTAS CORRESPONDEN A DIVERSAS OTRAS INVERSIONES EN ACCIONES CON DISTINTOS PORCENTAJES DE PARTICIPACIÓN. SE CAPTURÓ EN LA COLUMNA DE "NÚMERO DE ACCIONES" EL NÚMERO UNO SOLAMENTE POR MOTIVOS DE VALIDACIÓN DEL SISTEMA.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
BANKS																
FOREIGN TRADE																
BANCO BILBAO VIZCAY (3) (8)	YES	28/05/2008	02/06/2014	0.52							0	0	2,861,770	0	0	2,861,770
CALYON NEW YORK BRA (1) (8)	YES	14/09/2007	14/09/2012	0.32							0	0	9,879,150	0	9,879,150	0
CALYON NEW YORK BRA (1) (8)	YES	07/09/2007	14/09/2012	0.32							0	0	6,520,239	0	6,520,239	0
CITIBANK N.A. (1) (8)	YES	12/05/2006	20/05/2013	0.31							0	0	19,758,300	18,111,775	18,111,775	0
BBVA NYB PMI TRADING (3) (7)	YES	15/01/2008	15/01/2010	3.85							0	0	1,466,585	0	0	0
SECURED																
A/S EXPORTFINANS (1) (7)	YES	15/10/2001	31/03/2014	3.34							116,580	116,580	233,160	202,759	136,081	63,958
ABN AMRO BANK, N.V. (1) (7)	YES	23/12/2002	31/03/2014	4.50							116,948	116,948	233,896	233,896	233,896	233,896
ABN AMRO BANK, N.V. (1) (8)	YES	03/12/2001	30/06/2010	1.10							36,137	36,137	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	27/08/2002	27/08/2012	1.77							4,985	4,985	9,969	9,969	4,985	0
ABN AMRO BANK, N.V. (1) (8)	YES	19/12/2007	26/06/2017	1.15							154,967	154,967	309,934	309,934	309,934	1,239,736
ABN AMRO BANK, N.V. (1) (8)	YES	03/11/2005	25/06/2015	1.15							232,451	232,451	464,901	464,901	464,901	929,802
ABN AMRO BANK, N.V. (1) (8)	YES	30/12/1998	22/02/2010	7.42							247,168	247,168	0	0	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	11/05/2001	20/12/2012	1.16							197,583	197,583	395,166	395,166	197,583	0
ABN AMRO BANK, N.V. (1) (8)	YES	13/07/2004	16/06/2014	1.22							232,451	232,451	464,901	464,901	464,901	54,238
ABN AMRO BANK, N.V. (1) (8)	YES	30/09/2002	16/12/2013	1.22							197,583	197,583	395,166	395,166	244,871	47,288
ABN AMRO BANK, N.V. (1) (8)	YES	30/11/2006	15/12/2015	1.22							193,709	193,709	387,418	387,418	387,418	968,544
ABN AMRO BANK, N.V. (1) (8)	YES	03/01/2003	01/10/2012	1.75							12,562	12,562	25,124	25,124	12,562	0
ABN AMRO BANK, N.V. (1) (8)	YES	01/03/2003	01/06/2012	1.24							110,212	110,212	220,424	220,424	0	0
ABN AMRO BANK, N.V. (1) (8)	YES	02/03/2000	01/04/2011	1.75							263,444	263,444	356,351	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	10/04/2003	23/06/2011	1.43							32,710	9,049	10,408	0	0	0
BANCO SANTANDER CEN (1) (8)	YES	28/02/2007	16/06/2014	1.22							94,087	94,087	188,174	188,174	188,174	188,174
BNP PARIBAS (1) (8)	YES	03/11/2005	26/01/2015	1.62							309,934	309,934	619,868	619,868	619,868	1,239,735
BNP PARIBAS (1) (8)	YES	30/11/2006	25/06/2015	1.15							271,192	271,192	542,385	542,385	542,385	1,084,768
BNP PARIBAS (1) (8)	YES	30/06/2008	20/06/2017	1.16							309,934	309,934	619,868	619,868	619,868	2,479,472
BNP PARIBAS (1) (8)	YES	14/08/2008	20/06/2017	1.16							154,967	154,967	309,934	309,934	309,934	1,239,735
BNP PARIBAS (1) (8)	YES	16/05/2003	17/03/2014	1.90							263,444	263,444	526,888	526,888	526,888	526,888
BNP PARIBAS (1) (8)	YES	07/03/2005	05/06/2014	1.21							309,934	309,934	619,868	619,868	619,868	619,868
CALYON NEW YORK BRA (1) (8)	YES	30/11/2006	27/02/2017	1.75							21,781	21,781	43,562	43,562	43,562	174,248
DEUTSCHE BANK, S.A. (1) (8)	YES	08/11/2002	16/12/2013	1.34							15,627	15,627	25,312	25,312	25,312	12,656
DRESDNER BANK AG (1) (8)	YES	01/03/2003	01/06/2012	1.24							157,530	157,530	315,060	292,845	0	0
EXIM BANK OF KOREA (1)(7)	YES	07/12/2005	13/02/2017	4.77							55,805	55,805	111,609	111,609	111,609	446,436
EXIM BANK OF KOREA (1)(7)	YES	01/03/2003	01/06/2012	6.64							131,722	131,722	263,444	263,444	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
EXPORT DEVELOPMENT (1) (8)	YES	09/02/1999	15/04/2013	1.68							13,039	11,657	18,251	3,682	3,620	0
EXPORT DEVELOPMENT (1) (8)	YES	04/07/2003	30/06/2015	1.45							131,722	131,722	263,444	263,444	263,444	395,166
EXPORT DEVELOPMENT (1) (8)	YES	22/12/1999	15/12/2010	1.22							131,722	131,722	131,722	0	0	0
HSBC BANK PLC (1) (7)	YES	08/05/2008	30/03/2017	3.48							79,552	79,552	159,104	159,104	159,104	636,415
HSBC BANK PLC (1) (7)	YES	02/06/2006	26/06/2017	5.45							11,255	11,255	22,510	22,510	22,510	62,725
HSBC BANK PLC (1) (8)	YES	14/03/2003	10/12/2013	1.28							131,722	131,722	263,444	263,444	202,720	70,998
HSBC BANK PLC (1) (8)	YES	03/07/2003	20/03/2014	1.86							31,388	31,388	62,776	62,776	62,776	62,776
HSBC BANK PLC (1) (8)	YES	25/06/2001	20/06/2013	1.16							85,619	85,619	171,239	171,239	171,239	0
HSBC BANK PLC (1) (8)	YES	10/08/2004	16/12/2013	1.22							154,967	154,967	309,934	309,934	309,934	65,861
HSBC BANK PLC (1) (8)	YES	22/12/1999	15/12/2010	1.22							106,128	106,128	106,128	0	0	0
HSBC BANK PLC (1) (8)	YES	19/10/1998	17/04/2014	1.65							12,611	12,611	25,223	25,223	25,223	25,223
HSBC BANK PLC (1) (8)	YES	14/11/2005	30/06/2017	1.10							39,306	39,306	78,612	78,612	78,612	314,447
HSBC BANK PLC (1) (8)	YES	22/12/2008	30/06/2015	1.83							83,110	83,110	166,219	166,219	166,219	415,549
HSBC BANK PLC (1) (8)	YES	18/01/2007	30/01/2015	1.63							6,592	6,592	13,184	13,184	13,184	26,367
HSBC BANK PLC (1) (8)	YES	29/06/2005	30/04/2013	1.58							19,341	19,341	38,682	38,682	38,682	0
HSBC BANK PLC (1) (8)	YES	07/06/2006	29/11/2013	1.27							23,009	23,009	46,017	46,017	46,017	23,009
HSBC BANK PLC (1) (8)	YES	05/04/2006	29/12/2014	1.11							11,043	11,043	22,086	22,086	22,086	33,129
HSBC BANK PLC (1) (8)	YES	18/02/2005	28/10/2013	1.62							4,327	4,327	8,654	8,654	8,654	4,327
HSBC BANK PLC (1) (8)	YES	04/04/2006	24/11/2014	1.17							12,788	12,788	25,575	25,575	25,575	38,363
HSBC BANK PLC (1) (8)	YES	07/11/2006	22/07/2015	1.57							24,965	24,965	49,930	49,930	49,930	44,200
HSBC BANK PLC (1) (8)	YES	02/04/2007	31/07/2015	1.63							46,718	46,718	93,436	93,436	93,436	233,591
HSBC BANK PLC (1) (8)	YES	30/11/2004	31/07/2013	1.63							30,073	30,073	60,147	60,147	60,147	30,073
HSBC BANK PLC (1) (8)	YES	22/01/2007	30/11/2015	1.27							2,290	2,290	4,580	4,580	4,580	11,451
HSBC BANK PLC (1) (8)	YES	23/09/2005	30/05/2014	1.27							5,608	5,608	11,215	11,215	11,215	11,215
HSBC BANK PLC (1) (8)	YES	24/06/2005	30/05/2014	1.27							1,307	1,307	2,613	2,613	2,613	2,613
HSBC BANK PLC (1) (8)	YES	25/08/2004	20/11/2013	1.40							6,901	6,901	13,801	13,801	13,801	2,843
HSBC BANK PLC (1) (8)	YES	19/08/2005	16/09/2014	1.90							18,680	18,680	37,359	37,359	37,359	56,039
HSBC BANK PLC (1) (8)	YES	20/09/2004	14/02/2014	1.72							22,359	22,359	44,717	44,717	44,717	44,717
HSBC BANK PLC (1) (8)	YES	05/06/2006	12/07/2011	1.69							17,375	17,375	34,750	17,375	0	0
HSBC BANK PLC (1) (8)	YES	23/11/2004	11/01/2013	1.75							34,598	34,598	69,196	69,196	69,196	0
HSBC BANK PLC (1) (8)	YES	14/05/2003	06/10/2014	1.63							69,864	69,864	139,728	139,728	133,794	140,108
HSBC BANK PLC (1) (8)	YES	09/12/2005	06/11/2013	1.55							23,537	23,537	47,074	47,074	47,074	23,537
HSBC BANK PLC (1) (8)	YES	03/04/2007	04/11/2015	1.12							39,752	39,752	79,504	79,504	79,504	144,828
HSBC INVESTMENT BAN (1) (7)	YES	26/11/1999	26/09/2011	5.70							34,410	34,410	68,820	29,851	0	0
ING CAPITAL LLC (1) (8)	YES	13/06/2008	20/06/2017	1.16							77,484	77,484	154,967	154,967	154,967	619,868

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
ING CAPITAL LLC (1) (8)	YES	30/11/2006	15/06/2016	1.22							116,225	116,225	232,451	232,451	232,451	697,352
J.P. MORGAN (1) (8)	YES	03/02/2000	06/03/2012	1.82							40,738	40,738	81,475	57,071	0	0
J.P. MORGAN (1) (8)	YES	10/09/2008	20/06/2017	1.16							116,225	116,225	232,451	232,451	232,451	929,802
JAPAN BANK FOR INTE (1) (7)	YES	30/09/2005	29/06/2015	4.36							0	0	30,613	63,568	63,568	97,695
JAPAN BANK FOR INTE (3) (7)	YES	10/03/2004	08/03/2017	1.53							398,756	398,756	797,512	797,512	797,512	3,190,035
KREDITANSTALT FUR W (1) (8)	YES	13/09/1999	31/03/2011	1.81							16,306	16,306	33,091	0	0	0
KREDITANSTALT FUR W (1) (8)	YES	26/09/2001	31/12/2012	1.49							116,880	116,880	211,041	188,322	94,161	0
MEDIOCREDITO CENTRA (1) (8)	YES	09/10/2001	30/04/2012	1.58							31,169	31,169	62,338	62,338	0	0
MIZUHO CORPORATE BA (1) (8)	YES	14/12/2006	13/12/2018	1.22							0	0	493,958	987,915	987,915	5,433,533
MIZUHO CORPORATE BA (3) (7)	YES	16/10/1998	20/05/2010	1.98							953,959	953,943	0	0	0	0
NACIONAL FINANCIERA (3) (7)	NOT	07/11/1990	20/11/2015	2.91							220,135	220,135	440,270	440,270	440,270	1,100,676
NATEXIS BANQUE (2) (7)	YES	22/02/1984	30/06/2016	2.00							489	489	978	978	978	1,073
SOCIETE GENERALE (1) (7)	YES	03/02/2006	13/02/2017	4.77							138,252	138,252	276,504	276,504	276,504	1,106,015
SOCIETE GENERALE (1) (8)	YES	31/07/2006	28/07/2012	1.63							19,737	19,737	39,474	39,474	9,629	0
SOCIETE GENERALE (1) (8)	YES	31/03/1989	29/07/2011	1.63							172,559	152,331	218,156	62,542	0	0
SOCIETE GENERALE (1) (8)	YES	03/02/2006	13/02/2017	1.73							90,729	90,729	181,457	181,457	181,457	725,829
SOCIETE GENERALE PA (1) (8)	YES	30/11/2005	13/02/2017	1.73							47,397	47,397	94,794	94,794	94,794	379,175
STANDARD CHARTERED (1) (8)	YES	10/02/2003	20/12/2013	1.16							131,722	131,722	263,444	263,444	205,684	73,962
STANDARD CHARTERED (1) (8)	YES	06/07/2004	27/01/2014	1.62							154,967	154,967	309,934	309,934	309,934	309,934
STANDARD CHARTERED (1) (8)	YES	30/11/2006	25/09/2015	1.76							232,451	232,451	464,901	464,901	464,901	1,162,253
STANDARD CHARTERED (1) (8)	YES	06/10/2005	20/01/2015	1.50							232,451	232,451	464,901	464,901	464,901	929,802
THE BANK OF TOKYO, (1) (8)	YES	30/09/2005	29/06/2011	1.10							31,784	31,784	32,955	0	0	0
THE BANK OF TOKYO, (1) (8)	YES	14/03/2003	14/03/2013	1.90							292,716	292,716	585,431	585,431	585,431	0
THE BANK OF TOKYO, (1) (8)	YES	10/12/2004	10/12/2014	1.28							131,722	131,722	263,444	263,444	856,193	1,383,081
TORONTO DOMINION BA (1) (8)	YES	06/10/2003	20/10/2009	1.64							22,095	0	0	0	0	0
INT DEV NO PAG	NOT		31/12/2009	0.00							370,555	0	0	0	0	0
COMMERCIAL BANKS																
BANCO INBURSA, S.A. (6) (11)	NOT APPLIED	18/06/2009	16/06/2011	5.23	0	0	6,750,000	0	0	0						
BANCO JPMORGAN, SA, (6) (7)	NOT APPLIED	28/10/2004	05/11/2012	11.00	0	0	1,000,000	2,000,000	1,000,000	0						
BANCO SANTANDER MEX (6) (11)	NOT APPLIED	19/11/2004	23/11/2012	5.12	0	0	1,200,000	1,200,000	600,000	0						
BANCO SANTANDER, S. (6) (11)	NOT APPLIED	11/03/2009	25/03/2010	5.23	0	2,500,000	0	0	0	0						
BBVA BANCOMER, S.A. (6) (11)	NOT APPLIED	16/12/2004	20/12/2012	10.55	0	0	1,600,000	1,600,000	800,000	0						
BANCO NACIONAL DE C (1) (7)	NOT	26/06/2003	30/06/2018	5.44							131,722	131,722	263,444	263,444	263,444	1,317,220
BANCO SANTANDER MEX (1) (8)	NOT	17/09/2003	19/09/2013	1.88							65,861	65,861	131,722	131,722	131,722	65,861
NACIONAL FINANCIERA (3) (7)	NOT	10/06/2004	15/12/2009	4.20							164,285	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
OTHER																
INT DEV NO PAG	NOT APPLIED		31/12/2009	0.00	69,165	0	0	0	0	0						
INT DEV NO PAG	NOT		31/12/2009	0.00							18,876	0	0	0	0	0
CONPROCA (1) (7)	NOT	26/11/1997	15/06/2010	8.40							1,470,365	1,532,121	0	0	0	0
INT DEV NO PAG CON	NOT		31/12/2009	0.00							11,026	0	0	0	0	0
BERGESEN WORLDWIDE (1) (7)	YES	23/07/2007	23/08/2022	0.00							166,409	0	332,818	332,818	332,818	3,217,235
COPF's (1) (8)	YES	01/02/2005	31/10/2012	3.25							2,228,009	0	2,885,466	1,410,687	620,854	81,080
F TAPIAS MEXICO, SA (1)(7)	NOT	23/10/2008	11/10/2018	8.00							75,310	75,310	68,831	74,505	80,646	679,153
F TAPIAS MEXICO, SA (1)(7)	NOT	14/11/2008	02/11/2018	8.00							75,310	75,310	68,831	74,505	80,646	679,153
BLUE MARINE SHIPPING (1) (7)	YES	13/08/2008	13/08/2018	7.96							74,528	74,528	69,694	75,409	81,593	638,838
BLUE MARINE SHIPPING (1) (7)	YES	02/09/2008	13/08/2018	7.96							64,990	64,991	60,776	65,759	71,152	557,088
TOTAL BANKS					69,165	2,500,000	10,550,000	4,800,000	2,400,000	0	14,417,319	11,452,534	60,716,630	36,419,619	50,959,305	42,706,495

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSEGURED																
SCOTIA INVERLAT (6) (11)	NOT APPLIED	03/04/2009	30/03/2012	5.11	0	0	0	12,500,000	0	0						
SCOTIA INVERLAT (6) (11)	NOT APPLIED	16/06/2006	05/06/2014	5.36	0	0	0	0	0	10,000,000						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	31/01/2013	7.06	0	0	0	0	12,487,400	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	21/10/2005	13/10/2011	5.99	0	0	0	5,500,000	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	24/10/2003	08/10/2009	6.14	13,500,000	0	0	0	0	0						
SCOTIA INVERLAT (6) (12)	NOT APPLIED	11/02/2005	04/02/2010	5.42	0	12,512,600	0	0	0	0						
SCOTIA INVERLAT (6) (13)	NOT APPLIED	23/12/2004	05/12/2019	9.00	0	0	0	0	0	13,231,827						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	03/04/2009	28/03/2016	9.15	0	0	0	0	0	7,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	29/07/2005	16/07/2015	9.91	0	0	0	0	0	9,500,000						
SCOTIA INVERLAT (6) (7)	NOT APPLIED	24/10/2003	14/10/2010	8.38	0	0	6,172,000	0	0	0						
INT DEV NO PAG	NOT APPLIED		31/12/2009	0.00	1,454,295	0	0	0	0	0						
DEUTSCHE BANK (1) (7)	YES	14/05/1999	15/09/2027	9.50							0	0	0	0	0	1,033,728
DEUTSCHE BANK (1) (7)	YES	14/11/2001	15/11/2011	8.00							0	0	0	2,472,949	0	0
DEUTSCHE BANK (1) (7)	YES	14/11/2001	01/02/2022	8.63							0	0	0	0	0	2,110,779
DEUTSCHE BANK (1) (7)	YES	28/09/2004	28/09/2014	7.75							0	0	0	0	0	22,924,923
DEUTSCHE BANK (1) (7)	YES	04/06/2008	15/06/2038	6.63							0	0	0	0	0	6,586,100
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/06/2035	6.63							0	0	0	0	0	23,051,350
DEUTSCHE BANK (1) (7)	YES	08/06/2005	15/12/2015	5.75							0	0	0	0	0	3,094,347
DEUTSCHE BANK (1) (7)	YES	12/12/2002	15/12/2014	7.38							0	0	0	0	0	4,809,631
DEUTSCHE BANK (1) (7)	YES	04/10/2000	13/10/2010	9.13							0	0	7,304,499	0	0	0
DEUTSCHE BANK (1) (7)	YES	22/10/2007	01/03/2018	5.75							0	0	0	0	0	32,930,500
DEUTSCHE BANK (1) (8)	YES	01/12/2005	03/12/2012	0.65							0	0	0	0	9,051,159	0
DEUTSCHE BANK (2) (7)	YES	22/02/2005	24/02/2025	5.50							0	0	0	0	0	18,477,960
DEUTSCHE BANK (3) (7)	YES	05/12/2002	05/12/2023	3.50							0	0	0	0	0	4,098,000
DEUTSCHE BANK (5) (7)	YES	02/06/2009	02/06/2022	8.25							0	0	0	0	0	7,591,273
DEUTSCHE BANK (5) (7)	YES	13/01/2003	18/12/2013	7.50							0	0	0	0	0	5,422,338
DEUTSCHE BANK (5) (7)	YES	07/11/2003	18/12/2013	7.50							0	0	0	0	0	3,253,403
DEUTSCHE BANK (1) (7)	YES	03/02/2009	03/05/2019	8.00							0	0	0	0	0	26,344,400
DEUTSCHE BANK (1) (7)	YES	30/12/2004	30/03/2018	9.25							0	0	0	0	0	1,412,995
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	2,095,513
DEUTSCHE BANK (1) (7)	YES	30/12/2004	15/09/2027	9.50							0	0	0	0	0	878,665

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**

PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2009**

CREDITS BREAK DOWN

(Thousand Pesos)

CONSOLIDATED

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF CONTRACT	AMORTIZATION DATE	INTEREST RATE	AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $) TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
DEUTSCHE BANK (1) (7)	YES	30/12/2004	01/12/2023	8.63							0	0	0	0	0	1,602,504
DEUTSCHE BANK (1) (7)	YES	18/09/1997	15/09/2027	9.50							0	0	0	0	0	312,840
J.P. MORGAN (1) (7)	YES	01/04/1998	30/03/2018	9.25							0	0	0	0	0	126,097
J.P. MORGAN (1) (8)	YES	15/10/2003	15/10/2009	1.13							6,059,212	0	0	0	0	0
J.P. MORGAN (1) (8)	YES	15/06/2004	15/06/2010	0.63							0	18,394,911	0	0	0	0
J.P. MORGAN (2) (7)	YES	05/08/2003	05/08/2013	6.25							0	0	0	0	0	9,238,980
J.P. MORGAN (2) (7)	YES	05/08/2004	05/08/2016	6.38							0	0	0	0	0	15,706,267
J.P. MORGAN (2) (7)	YES	04/04/2003	06/04/2010	6.63							0	13,858,470	0	0	0	0
DEUTSCHE BANK (1) (7)	YES	01/03/1993	01/12/2023	8.63							0	0	0	0	0	123,094
PEMEX FINANCE (1) (7)	YES	15/02/1999	15/11/2018	9.47							1,800,209	1,405,026	1,931,918	0	0	5,927,494
PEMEX FINANCE (1) (8)	YES	15/02/1999	07/04/2014	1.66							0	0	109,768	439,072	439,072	1,514,807
INT DEV NO PAG	NOT		31/12/2009	0.00							4,461,559	0	0	0	0	0
SECURED																
SUMITOMO MITSUI (3) (8)	YES	19/09/2008	29/09/2020	0.77							0	0	0	0	0	8,742,653
INT DEV NO PAG	NOT		31/12/2009	0.00							34,043	0	0	0	0	0
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL BANKS					14,954,295	12,512,600	6,172,000	18,000,000	12,487,400	40,231,827	12,355,023	33,658,407	9,346,185	2,912,021	9,490,231	209,410,641

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

CREDITS BREAK DOWN

CONSOLIDATED

(Thousand Pesos)

Final Printing

CREDIT TYPE / INSTITUTION	WITH FOREING INSTITUTION	DATE OF AGREEMENT	AMORTIZATION DATE		AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (THOUSANDS OF $)					
					TIME INTERVAL						TIME INTERVAL					
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR
SUPPLIERS																
Otros Proveedores	NOT APPLIED				38,841,790	0	0	0	0	0						
TOTAL SUPPLIERS					38,841,790	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED NOT				0	0	0	0	0	0	0	0	0	0	0	0
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
Otros Pasivos Circulantes	NOT APPLIED				40,748,534	0					0	0				
TOTAL					40,748,534	0	0	0	0	0	0	0	0	0	0	0
TOTAL					94,613,784	15,012,600	16,722,000	22,800,000	14,887,400	40,231,827	26,772,342	45,110,941	70,062,815	39,331,640	60,449,536	252,117,136

MONEDAS		TIPOS DE CAMBIO CONTABLE
DÓLARES	USD	13.17220
EUROS	EUR	18.47796
YEN JAPONÉS	JPY	0.13660
LIBRA ESTERLINA	GBP	21.68935
PESOS		

TIPO DE TASA

- TASA FIJA
- TASA LIBOR
- TASA FLOTANTE
- TASA DE DESCUENTO
- TASA TIIE
- CETES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX**
PETROLEOS MEXICANOS

QUARTER: **02** YEAR: **2009**

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	DOLLARS	PESOS	DOLLARS	PESOS	
MONETARY ASSETS	**20,807,866**	**274,085,370**	**9,822**	**129,381**	**274,214,751**
LIABILITIES POSITION	**57,010,388**	**750,952,239**	**7,989,292**	**105,236,542**	**856,188,781**
SHORT-TERM LIABILITIES POSITION	33,237,995	437,817,522	1,434,627	18,897,187	456,714,709
LONG-TERM LIABILITIES POSITION	23,772,393	313,134,717	6,554,665	86,339,355	399,474,072
NET BALANCE	**-36,202,522**	**-476,866,869**	**-7,979,470**	**-105,107,161**	**-581,974,030**

NOTES

OBSERVACIONES:

DÓLARES AMERICANOS	13.1722
YENES JAPONESES	0.1366
LIBRAS ESTERLINAS	21.68935
EUROS	18.47796
CORONA SUECA	1.9345
DÓLAR CANADIENSE	11.0463

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousand Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
TOTAL					0

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	

NOTES

DEBIDO A LA APLICACIÓN DE LA NIF B-10 QUE ENTRÓ EN VIGOR A PARTIR DE ENERO 2008, SE PRESENTA EN CEROS EL ANEXO DE RESULTADO POR POSICIÓN MONETARIA.

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PEP		0	0
Prod. de petróleo crudo (Mbd)		2,685	98.00
Prod. de gas (MMpcd)		7,138	98.40
REFINACIÓN		0	0.00
Cap. de dest. atmosf. (Mbd)		1,540	84.40
Cadereyta		275	81.00
Madero		190	80.00
Minatitlán		185	93.20
Salamanca		245	79.60
Salina Cruz		330	80.00
Tula		315	93.40
Term. de Almac. y Dist. (Mb)		13,056	100.00
GAS Y PETROQUÍMICA BÁSICA		0	0
Endulzamiento de Gas (MMpcd)		4,503	74.70
Cactus		1,960	87.50
Nuevo Pemex		880	72.60
Ciudad Pemex		1,290	66.30
Matapionche		109	42.50
Poza Rica		230	37.20
Arenque		34	62.50
PETROQUÍMICA		0	0
Capacidad de Producción (Mt)		7,592	84.00
Cangrejera		4,652	89.00
Cosoleacaque		1,066	91.00
Escolín *		27	0.00
Independencia		110	5.00
Morelos		1,022	92.00
Pajaritos		682	40.00
Tula *		32	0.00
C. de dist. Petroquímicos (Mt)		218,410	77.00

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

NOTES

MBD - MILES DE BARRILES DIARIOS
MMPCD - MILLONES DE PIES CÚBICOS DIARIOS
MB - MILES DE BARRILES
MT - MILES DE TONELADAS
* DE ACUERDO AL PROGRAMA DE OPERACIÓN TRIMESTRAL (POT III), ESTAS PLANTAS NO OPERARÁN DURANTE 2009.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	DOM. SUBST.	COST PRODUCTION (%)
CONDENSADOS	PEMEX EXPLORACION Y PRODUCCION			8.00
GAS HUMEDO AMARGO	PEMEX EXPLORACION Y PRODUCCION			73.00
PETROLEO CRUDO	PEMEX EXPLORACION Y PRODUCCION			74.00
GAS HUMEDO DULCE	PEMEX EXPLORACION Y PRODUCCION			11.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

NET SALES/TOTAL SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
PETROLÍFEROS	0	0	0		
Combustoleo	183	16,924,814	100.00		CFE
Diesel	356	56,029,380	100.00	Pemex Diesel	Distribuidores
Gas L.P.	280	24,504,341	0.00		Distribuidores
Gasolina Magna	715	107,100,950	100.00	Pemex Magna	Distibuidores
Gasolina Premium	65	11,870,488	100.00	Pemex Premium	Distibuidores
Turbosina	57	8,275,130	100.00		ASA
Otros Refinados	77	7,374,689	100.00		Distribuidores
PETROQUÍMICOS	0	0	0.00		
Deriv. del Metano (A	661	1,969,497	61.00		(F)
Deriv. del Etano (B)	536	5,315,837	30.00		(G)
Aromat y Derv (C)	133	1,278,564	86.00		(H)
Propil y Deriv (D)	9	1,146,604	0.00		(I) (L)
Otros Petroquim. (E)	779	708,805	0.00		(J) (L)
Gas Seco	3,044	30,645,197	0.00		(K)
FOREIGN SALES					
Petróleo Crudo (Mbd)	1,195	145,886,967	0	(M)	(N)
Prod. Refinados (Mbd	257	26,613,507	0		(L)
Prod. Petroq. (Mt)	214	668,368	0		(L)
Efecto Marginal Vent	0	36,851,765	0		
Ingresos por servic.	0	2,745,666	0.00		
TOTAL		**485,910,569**			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: **PEMEX** QUARTER: **02** YEAR: **2009**

PETROLEOS MEXICANOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
Petróleo Crudo (Mbd)	1,195	145,886,967		(M)	(N)
Prod. Refinados (Mbd	257	26,613,507			(L)
Prod. Petroq. (Mt)	214	668,368			(L)
Efecto Marginal Vent	0	36,851,765			
Ingresos por Servici	0	2,745,666			
FOREIGN SUBSIDIARIES					
TOTAL		212,766,273			

NOTES

MBD - MILES DE BARRILES DIARIOS
MT - MILES DE TONELADAS

NOTA: PARA CALCULAR EL % DE PARTICIPACIÓN EN EL MERCADO DE LOS PRODUCTOS PETROQUÍMICOS SE TOMO EL PERÍODO ENERO - MAYO 2009.
(A) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: AMONIACO Y METANOL.
(B) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL DE LOS SIGUIENTES PRODUCTOS: ETILENO, GLICOLES, PEAD, PEBD, PLBD, ÓXIDO DE ETILENO, CLORURO DE VINILO.
(C) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: BENCENO, ESTIRENO, TOLUENO, XILENOS, PARAXILENO Y ORTOXILENO; (PARAXILENO Y ORTOXILENO; PLANTAS FUERA DE OPERACIÓN POR TIEMPO INDEFINIDO)
(D) CONSIDERA LA CONTRIBUCIÓN DE PEMEX-PETROQUÍMICA AL MERCADO NACIONAL POR LOS SIGUIENTES PRODUCTOS: ACRILONITRILO.
(E) DEBIDO A QUE EN ESTE SE CONSIDERA UN GRUPO DE PRODUCTOS, NO SE CALCULA EL PORCENTAJE DE PARTICIPACIÓN EN EL MERCADO.
(F) AGROGEN, S.A. DE C.V ; INTEGRADORA APRODIFER, S.A. DE C.V. ; UNIVEX, S.A. ; MASAGRO S.A. DE C.V. ; PRAXAIR MÉXICO S.A. DE C.V.
(G) POLIOLES, S.A. DE C.V. ; INDUSTRIAS DERIVADAS DEL ETILENO, S.A. ; DISTRIBUIDORA DON RAMIS, S.A. DE C.V. ; MEXICHEM RESINAS VINÍLICAS, S.A. DE C.V. ; POLÍMEROS NACIONALES, S.A. DE C.V.
(H) RESIRENE, S.A. DE C.V. ; NEGOCIACIÓN ALVI, S.A. DE C.V. ; COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V. ; QUIMICOMPUESTOS, S.A. DE C.V. ; QUÍMICA DELTA, S.A. DE C.V.
(I) DOW INTERNACIONAL MEXICANA, S.A. DE C.V.
(J) INDUSTRIA QUÍMICA DEL ISTMO S.A. DE C.V. ; CRYOINFRA, S.A. DE C.V. ; PRAXAIR MÉXICO S.A. DE C.V. ; PRODUCTOS QUÍMICOS LA ANITA, S.A. DE C.V.
(K) CFE, IPP´S DISTRIBUIDORES, INDUSTRIALES (ISPAT), L Y F DEL CENTRO.
(L) LA PARTICIPACIÓN DE PEMEX EN ESTOS PRODUCTOS ES MARGINAL.
(M) EL 88% DEL TOTAL DE LAS EXPORTACIONES DE CRUDO FUERON A LOS ESTADOS UNIDOS, MIENTRAS QUE EL 12% RESTANTE FUE DISTRIBUIDO A EUROPA (8%), AL RESTO DEL CONTINENTE AMERICANO (2%) Y AL LEJANO ORIENTE (2%).
(N) LA PARTICIPACIÓN DE PEMEX EN EL MERCADO INTERNACIONAL DEL PETRÓLEO CRUDO, DURANTE EL SEGUNDO TRIMESTRE DE 2009 FUE DE 3.57%.
LOS VOLÚMENES ESTÁN EN MILES DE BARRILES DIARIOS A EXCEPCIÓN DE LOS

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

PETROQUÍMICOS Y RESIDUO LARGO QUE SE EXPRESAN EN MILES DE TONELADAS Y EL GAS SECO QUE SE EXPRESA EN MILLONES DE PIES CÚBICOS DIARIOS.

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0	0	0	0	0	281,890,635
TOTAL			0	0	0	0	0	281,890,635

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 0

NOTES

Financial instruments-

PEMEX faces significant market risks as part of its normal business operations as a result of the fluctuation of the prices of the commodities PEMEX produces and trades, of the values of the foreign currencies in which some of its liabilities are denominated and of the interest rates of its debt obligations. Managing risk exposure is a high priority for PEMEX's senior management and for the Risk Management Committee (the "Committee"), which is comprised of representatives of Petróleos Mexicanos and the subsidiary entities, the Central Bank of Mexico, the SHCP and PMI CIM.

PEMEX has established a risk management corporate governance framework, by updating its Risk Management General Policies, modifying the operation rules of the Committee and creating the Risk Management General Guidelines, in accordance with an integrated and consolidated risk management approach aimed at managing the volatility inherent in these normal business exposures.

Within this framework, the General Risk Management Policies and Guidelines are proposed by the Committee and approved by the Board of Directors. These Policies and Guidelines have a general appliance and have an obligatory character in PEMEX.

Functions of the Committee include to emit the general rules in accordance with the Risk Management General Policies and Guidelines and the regulation of the use of financial derivatives in PEMEX.

Additionally, the Risk Management Deputy Director designs and proposes to the Committee institutional regulations and strategies for managing risk in PEMEX.

1. *Counterparty risk or credit risk from the use of derivative financial instruments*

When derivative results are favorable to PEMEX, it faces the risk that counterparties will not pay their obligations. Conversely, when the fair value of these instruments is negative, the risk is borne by the counterparty.

To minimize this risk, PEMEX monitors counterparties' creditworthiness and exposure to derivative instruments. PEMEX also deals primarily with major financial institutions and maintains a diversified portfolio.

Generally, PEMEX's derivative transactions are executed on the basis of standard agreements and collateral for derivative financial transactions is neither provided nor received.

2. *Interest rate risk management*

PEMEX is exposed to fluctuations in interest rates on short and long-term floating rate instruments. PEMEX is predominantly exposed to U.S. dollar LIBOR interest rates because its borrowings are primarily denominated in, or swapped into, U.S. dollars. PEMEX uses derivative instruments to achieve a desired mix of fixed and floating rate instruments in its debt portfolio.

The derivative financial instruments used in PEMEX's hedging transactions related to interest rate risk consist primarily of fixed-floating interest rate swaps. Under these instruments, PEMEX has the right to receive payments based on LIBOR or Mexican interest rates ("TIIE") while making payments at a fixed rate.

3. *Exchange rate risk management*

A significant amount of PEMEX's revenues is derived from exports of crude oil and petroleum products, which are priced and payable in U.S. dollars. Most of PEMEX's debt is denominated in U.S. dollars or pesos. However, PEMEX also borrows in currencies other than the U.S. dollars in order to take advantage of existing financing conditions of these foreign currencies when they are considered favorable by the Management. Therefore, fluctuations in non-dollar currencies (other than pesos) can increase PEMEX's costs of funding.

PEMEX has entered into currency swaps to hedge against movements in exchange rates when it borrows in currencies other than pesos and U.S. dollars.

4. *Commodity price risk management*

Natural gas:

PEMEX evaluates periodically its exposure to international prices of hydrocarbons other than crude oil to identify potential sources of commodity price risk. Accordingly, PEMEX believes its current exposure to international prices for natural gas to be manageable without the use of hedges. PEMEX offers certain derivatives to its domestic customers to help them hedge against the risk of increases in the prices of natural gas.

Crude oil:

PEMEX's exports and domestic sales are related to international hydrocarbon prices, thus exposing it to fluctuations in international markets. PEMEX shares this risk with the Mexican Government through its current fiscal regime. In order to mitigate this risk, in the past, the Mexican Government, along with PEMEX, participated with the major international oil producers to improve international oil prices by reducing crude oil exports volumes. However, since 2004, neither the Mexican Government nor PEMEX has agreed with OPEC to reduce PEMEX's exports.

From 2002 to 2005, PEMEX implemented short-term oil price hedging strategies through the use of options to hedge against potential decreases in short-term prices of crude oil. The applicable strategy is designed taking into account, among other things, financial requirements established by the Mexican Government, its financial condition and cash flow, its annual budget and international market prices. PEMEX did not hedge any of its crude oil production for the years 2006, 2007 or 2008. During the first six months of 2009, PEMEX did not enter into any crude oil price hedging transactions.

5. *Investment portfolio risk*

Between September and October 2008, PEMEX entered into a derivatives strategy with respect to 58,679,799 Repsol YPF shares in order to finance its investment in Repsol. This strategy is comprised of equity swaps, call options and put spread options, with various maturities.

As of June 30, 2009, the market value of Repsol shares was Euro 15.94 per share.

6. *Fair value of derivative financial instruments*

The fair value of derivative financial instruments is sensitive to movements in the underlying market rates and variables. PEMEX monitors the fair value of derivative financial instruments on a periodic basis. Fair values are calculated for each derivative financial instrument, and represent the price at which one party would assume the rights and duties of the other party. Fair values of financial derivatives have been calculated using common market valuation methods with reference to available market data as of the balance sheet date.

The fair value for interest rate, exchange rate and hydrocarbon derivative instruments is determined by discounting future cash flows as of the balance sheet date, using market quotations for the instrument's remaining life.

Prices for options are calculated using standard option-pricing models commonly used in the international financial market.

Exchange-traded energy futures contracts are valued individually at daily settlement prices quoted on the futures markets.

7. *Accounting rules applicable*

As of January 1, 2005, PEMEX adopted the provisions of Bulletin C-10 "Derivative Financial Instruments and Hedging Operations" ("Bulletin C-10") issued by the Mexican Institute of Public Accountants, which provides expanded guidance for the recognition, valuation, recording, disclosure and bifurcation from a host agreement that are applicable, to derivative financial instruments for negotiation purposes, to those designated as hedges and to the embedded derivatives.

As of June 30, 2009, derivative financial instruments shown in the consolidated balance sheet are recorded at their fair value in accordance with the provisions of Bulletin C-10. In the case of derivative financial instruments that are treated for accounting purposes as non-hedges, the changes in their fair value affect the comprehensive financing result. In the case of derivative financial instruments that are designated as hedges, they are recorded using hedge accounting, for fair value hedges or for cash flow hedges, as is established in Bulletin C-10.

8. *Operations with derivative financial instruments*

PEMEX enters into derivative financial transactions with the sole purpose of hedging financial risks related to its operations, assets, or liabilities recorded within its balance sheet. Nonetheless, some of these transactions do not qualify for hedge accounting treatment because they do not meet the strict requirements of the Bulletin C-10 for being designated as hedges. They are therefore recorded in the financial statements as non-hedges instruments, despite the fact that their cash flows are offset by the cash flows of the positions to which they relate. As a result, the changes in their fair value affect the comprehensive financing result.

PEMEX seeks to mitigate the impact of market risk in its financial statements, through the establishment of a liability structure consistent with its expected operating cash flows. As a result, PEMEX seeks to eliminate exchange rate risk of its debt issued in currencies other than pesos or U.S. dollars by entering into derivative financial instruments contracts.

The accounting rules applicable to derivative financial instruments, establish that a derivative cannot be designated as a hedge of another derivative; therefore, the derivatives offered by PEMEX to its clients as a value added service, as well as those entered into with the opposite position in order to offset that effect, are treated for accounting purposes as non-hedges. As such, the changes in their fair value affect the comprehensive financing result.

As of June 30, 2009, the fair value of PEMEX's derivative instruments shown in the balance sheet in Current Assets under "Accounts, notes receivable and other - Net" was Ps. 24,353,613 and it represents the 1.8% of the Total Assets, while the fair value of PEMEX's derivative instruments shown in the balance sheet in Current Liabilities under "Accounts and accrued expenses payable" was Ps. 19,193,027 and it represents the 1.5% of the Total Liabilities; due to that, PEMEX considers that a sensibility analysis of the derivative financial instruments is not relevant.

In Equity, the effects of the derivative financial instruments designated as cash flow hedges are included in the "Comprehensive result" and they are reclassified into earnings when the hedged item's cash flows affect earnings. As of June 30, 2009, the fair value of the derivative financial instruments designated as cash flow hedges that are included in the "Comprehensive result" was (Ps. 1,013,758).

Derivative instruments designated as cash flow hedges that have the same critical characteristics as the item being hedged are considered highly effective.

In light of the foregoing, these instruments do not have an impact on earnings that is due to hedge inefficiency, and their fair value is recognized in its entirety as part of equity through other comprehensive income. The fair value of these instruments is reclassified into earnings at the same time as the hedged item's cash flows affect earnings.

If a derivative instrument designated as a cash flow hedge is not effective, the ineffectiveness portion of its fair value has an impact on earnings and the effective portion is recorded as part of equity through other comprehensive income and is reclassified into earnings, when the hedged items cash flows affect earnings.

When a cash flow hedge is no longer effective, the accumulated gains or losses that were recorded in other comprehensive income must remain in this account and be reclassified into earnings at the same time as the hedged item's cash flows affect earnings; however, from that date forward, the derivative instrument will no longer qualify for hedge accounting treatment. As of June 30, 2009, only one interest rate swap designated as a cash flow hedge had lost its effectiveness.

As of June 30, 2009, a net loss of Ps. 584,562 was reclassified from other comprehensive income into earnings.

As of June 30, 2009, PEMEX recognized a net loss of Ps. 4,650,576 in the comprehensive financing result with respect to derivative financial instruments treated as non-hedges.

As of June 30, 2009, PEMEX recognized a net gain of Ps. 5,508,802 in other revenues-net, with respect to derivative financial instruments treated as non-hedges.

9. *Embedded derivatives*

As of June 30, 2009, in accordance with Bulletin C-10, PEMEX recognized several agreements related to, among other things, services in connection with works projects, acquisitions, leases and insurance commitments. These agreements were entered into by PEMEX in foreign currencies, and in accordance with their terms, the related foreign currency components do not meet the criteria to generate an embedded derivative.

DERIVATIVE FINANCIAL INSTRUMENTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________________

Arturo Delpech del Angel
Associate Managing Director of Finance

Date: August 10, 2009

FORWARD-LOOKING STATEMENTS

This report contains words, such as "believe", "expects," "anticipate" and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

- drilling and other exploration activities;
- import and export activities;
- projected and targeted capital expenditures and other costs, commitments and revenues; and
- liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

- changes in international crude oil and natural gas prices;
- effects on us from competition;
- limitations on our access to sources of financing on competitive terms;
- significant economic or political developments in Mexico;
- developments affecting the energy sector; and
- changes in our regulatory environment

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.